Filed Pursuant to Rule 424(b)(3)
File No. 333-147019

PROSPECTUS SUPPLEMENT (DISCLOSURE REPORT NO. 3)
(TO PROSPECTUS DATED JULY 13, 2009)

Prosper Marketplace, Inc.

Borrower Payment Dependent Notes

This prospectus supplement supplements and amends the prospectus dated July 13, 2009. The prospectus and this prospectus supplement relate to up to $500,000,000 in principal amount of Borrower Payment Dependent Notes, or “Notes,” issued by Prosper Marketplace, Inc.

On May 18, 2010, we filed with the Securities and Exchange Commission our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010. A copy of such Quarterly Report on Form 10-Q is attached to and made part of this prospectus supplement.

You should read this prospectus supplement in conjunction with the prospectus and any prior prospectus supplements. This prospectus supplement is qualified by reference to the prospectus and any prior prospectus supplements, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus or any prior prospectus supplements. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including all amendments and supplements thereto.

This offering is highly speculative and the Notes involve a high degree of risk. Investing in the Notes should be considered only by persons who can afford the loss of their entire investment. See “Risk Factors” beginning on page 17 of the prospectus dated July 13, 2009, as updated by the risk factors discussed in Item 1A of Part I of Prosper Marketplace’s Annual Report on Form 10-K, which are further updated by Item 1A of Part II of the Quarterly Report on Form 10-Q attached hereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 18, 2010.

Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on May 17, 2010.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q
(Mark One)

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended March 31, 2010

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

Commission File Number: 333-147019

PROSPER MARKETPLACE, INC.
(Exact name of registrant as specified in its charter)

Delaware	6199	73-1733867
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number	Identification Number)

111 Sutter Street, 22nd Floor
San Francisco, CA  94104
(415) 593-5400
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☑

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐(Do not check if a smaller reporting company)	Smaller reporting company ☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of May 10, 2010, there were 4,460,667 shares of the registrant’s common stock outstanding.

FORWARD-LOOKING STATEMENTS

This Quarterly Report on Form 10-Q includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include all statements that do not relate solely to historical or current facts, and can generally be identified by the use of words such as “may,” “believe,” “will,” “expect,” “project,” “estimate,” “intend,” “anticipate,” “plan,” “continue” or similar expressions.   In particular, information appearing under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” includes forward-looking statements. Forward-looking statements inherently involve many risks and uncertainties that could cause actual results to differ materially from those projected in these statements.

Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is based on the current plans and expectations of our management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. More information on factors that could cause actual results or events to differ materially from those anticipated is included from time to time in our reports filed with the Securities and Exchange Commission (the “SEC”), including our Annual Report on Form 10-K for the year ended December 31, 2009, particularly under the caption “Risk Factors.”

All forward-looking statements speak only as of the date of this Quarterly Report on Form 10-Q and are expressly qualified in their entirety by the cautionary statements included in this Quarterly Report on Form 10-Q or our Annual Report on Form 10-K for the year ended December 31, 2009, particularly under the caption “Risk Factors.” We undertake no obligation to update or revise forward-looking statements that may be made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events, other than as required by law.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports and other information with the SEC. You can inspect, read and copy these reports and other information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You can obtain information regarding the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that makes available reports, proxy statements and other information regarding issuers that file electronically.

i

PART I. Financial Information
Item 1. Interim Consolidated Financial Statements and Notes

Prosper Marketplace, Inc.
Consolidated Balance Sheets
	March 31,	December 31,
	2010	2009
	(Unaudited)	(Audited)
ASSETS
Cash and cash equivalents	$749,460	$616,089
Restricted cash	2,020,655	2,135,330
Servicing rights	17,205	24,319
Receivables	8,427	14,373
Borrower Loans receivable at fair value	10,981,683	7,020,363
Property and equipment, net	906,536	861,923
Prepaid and other assets	147,844	190,174
Intangible assets, net	140,855	171,038

Total assets	$14,972,665	$11,033,609

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable	$1,023,409	$950,308
Accrued liabilities	1,153,132	1,071,759
Borrower Payment Dependent Notes at fair value	10,799,892	6,903,173
Repurchase obligation	50,001	40,001
Notes Payable	3,638,048	1,273,312
Total liabilities	16,664,482	10,238,553

Commitments and contingencies (see Note 12)

Stockholders' (Deficit) Equity
Convertible preferred stock – Series A ($0.001 par value; 4,023,999 shares authorized, issued and outstanding as of March 31, 2010 and December 31, 2009)	4,024	4,024
Convertible preferred stock – Series B ($0.001 par value; 3,310,382 shares authorized, issued and outstanding as of March 31, 2010 and December 31, 2009)	3,310	3,310
Convertible preferred stock – Series C ($0.001 par value; 2,063,558 shares authorized; issued and outstanding as of March 31, 2010 and December 31, 2009)	2,064	2,064
Common stock ($0.001 par value; 17,000,000 shares authorized; 4,460,667 shares issued and outstanding as of March 31, 2010 and December 31, 2009, respectively)	4,462	4,462
Additional paid-in capital	41,562,304	41,406,457
Accumulated deficit	(43,267,981)	(40,625,261)
Total stockholders' (defecit) equity	(1,691,817)	795,056

Total liabilities and stockholders' equity	$14,972,665	$11,033,609

The accompanying notes are an integral part of these consolidated financial statements.

Prosper Marketplace, Inc.
Consolidated Statements of Operations
(Unaudited)
	Three Months Ended March 31,
	2010	2009
Revenues
Agency fees	$148,605	$-
Loan servicing fees	65,085	180,942
Interest income on Borrower Loans and Payment Dependent Notes, net	25,874	-
Rebates and promotions	(1,668)
	237,896	180,942
Cost of revenues
Cost of services	(182,391)	(120,610)
Provision for loan and Note repurchases	(8,033)	(231)
Total revenues, net	47,472	60,101

Operating expenses
Compensation and benefits	1,174,825	1,429,630
Marketing and advertising	287,048	31,326
Depreciation and amortization	129,731	155,837
General and administrative
Professional services	724,209	917,083
Facilities and maintenance	163,856	173,176
Other	315,327	266,291
Total expenses	2,794,996	2,973,343
Loss before other income (expense)	(2,747,524)	(2,913,242)

Other income (expense)
Interest income	469	25,372
Change in fair value on Borrower Loans and Payment Dependent Notes, net	90,709	-
Loss on impairment of fixed assets	-	(40,515)
Other income	13,626	37,383
Total other income, net	104,804	22,240

Loss before income taxes	(2,642,720)	(2,891,002)
Income taxes	-	-
Net loss	$(2,642,720)	$(2,891,002)

Net loss per share – basic and diluted	$(0.59)	$(0.66)
Weighted average shares - basic and diluted net loss per share	4,460,667	4,390,340

The accompanying notes are an integral part of these consolidated financial statements.

Prosper Marketplace, Inc.
Consolidated Statements of Stockholders' Equity (Deficit)

	Preferred Stock		Common Stock		Additional Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance as of January 1, 2009 (Audited)	9,397,939	$9,398	4,346,118	$4,347	$40,946,853	$(30,217,946)	$10,742,652

Issuance of common stock			4,500	4	8,725		8,729
							-
Exercise of stock options			44,666	44	11,773		11,817
							-
Compensation expense					110,778		110,778
							-
Net loss						(2,891,002)	(2,891,002)

Balance as of March 31, 2009 (Unaudited)	9,397,939	$9,398	4,395,284	$4,395	$41,078,129	$(33,108,948)	$7,982,974

Balance as of January 1, 2010 (Audited)	9,397,939	$9,398	4,460,667	$4,462	$41,406,457	$(40,625,261)	$795,056

Issuance of common stock warrants					96,625		96,625

Compensation expense					59,222		59,222

Net loss						(2,642,720)	(2,642,720)

Balance as of March 31, 2010 (Unaudited)	9,397,939	$9,398	4,460,667	$4,462	$41,562,304	$(43,267,981)	$(1,691,817)

The accompanying notes are an integral part of these consolidated financial statements.

Prosper Marketplace, Inc.
Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended March 31,
	2010	2009
Cash flows from operating activities:
Net loss	$(2,642,720)	$(2,891,002)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	129,731	155,836
Loss on impairment of fixed assets	–	40,516
Change in fair value of Borrower Loans	634,691	–
Change in fair value of Borrower Payment Dependent Notes	(725,400)	–
Stock-based compensation expense	59,222	119,507
Provision for loan and Note repurchases	8,033	231
Change in fair value of servicing rights	7,114	11,838
Amortization of discount on long-term debt	74,649	5,476
Changes in operating assets and liabilities:
Restricted cash	114,675	–
Receivables	5,946	–
Prepaid and other assets	42,330	44,880
Accounts payable and accrued liabilities	241,187	119,284
Loan and Note repurchases	1,967	(10,231)
Net cash used in operating activities	(2,048,575)	(2,403,665)

Cash flows from investing activities:
Origination of Borrower Loans held at fair value	(5,933,690)	–
Repayment of Borrower Loans held at fair value	1,337,679	–
Purchases of property and equipment	(144,162)	(97,070)
Net cash used in investing activities	(4,740,173)	(97,070)

Cash flows from financing activities:
Proceeds from issuance of Notes held at fair value	5,933,690	–
Payment of Notes held at fair value	(1,311,571)	–
Proceeds from the issuance of notes payable	2,300,000
Proceeds from issuance of common stock	–	11,817
Net cash provided by financing activities	6,922,119	11,817

Net increase (decrease) in cash and cash equivalents	133,371	(2,488,918)
Cash and cash equivalents at beginning of the year	616,089	9,839,758
Cash and cash equivalents at end of the period	$749,460	$7,350,840

The accompanying notes are an integral part of these consolidated financial statements.

PROSPER MARKETPLACE, INC.

Notes to Consolidated Financial Statements
(Unaudited)

1. Operations and Business

Prosper Marketplace, Inc. (“Prosper”, the “Company”, “we”, “us”, “our”) was incorporated in the state of Delaware on March 22, 2005. Prosper is an online marketplace for peer-to-peer lending. Prosper’s website provides an online marketplace for loans where people list and bid on loans with interest rates of return determined through Prosper’s online auction platform. Prosper’s lender members set the minimum interest rate that they are willing to earn and bid in increments of $25 to $25,000. Borrowers create loan listings from $1,000 up to $25,000 and set the maximum rate they are willing to pay on a loan. Prosper facilitates the lending and borrowing activities and acts as an agent to the lender by maintaining its online auction platform. Prosper also handles all ongoing loan administration tasks, including loan servicing and collections on behalf of the lenders. Prosper generates revenue by collecting one-time fees from borrowers on funded loans and from loan servicing fees paid by lender members.

All loans requested and obtained by Prosper borrower members through our platform are unsecured obligations of individual borrower members with a fixed interest rate and a loan term set at three years.  All borrowers are funded by WebBank, an FDIC-insured, Utah-chartered industrial bank.  After funding a loan, WebBank assigns the loan to Prosper, without recourse to WebBank, in exchange for the principal amount of the borrower loan.  WebBank does not have any obligation to purchasers of the Notes.

On July 13, 2009, we implemented a new operating structure and began issuing Borrower Payment Dependent Notes (“Notes”).  The post registration operating structure resulted in Prosper purchasing loans from WebBank, and holding the loans until maturity.  Prosper issues new securities, the Notes, to the winning lenders.  Prosper’s obligation to repay the Notes is conditioned upon the repayment of the associated borrower loan owned by Prosper.  As a result of these changes, borrower loans and the Notes originated on or after July 13, 2009 are carried on Prosper’s balance sheet as assets and liabilities, respectively.  Prosper has elected to carry the borrower loans and the Notes on its balance sheet at fair value.

As reflected in the accompanying consolidated financial statements, Prosper has incurred net losses and negative cash flows from operations since inception, and has an accumulated deficit of approximately $43.3 million as of March 31, 2010.  For the three months ended March 31, 2010 the Company incurred a net loss of $2.6 million and the Company had negative cash flow from operations of $2.0 million. Since its inception, Prosper has financed its operations primarily through equity financing from various sources. The Company is dependent upon raising additional capital or debt financing to fund its current operating plan.  Failure to obtain sufficient debt and equity financings and, ultimately, to achieve profitable operations and positive cash flows from operations could adversely affect Prosper’s ability to achieve its business objectives and continue as a going concern.  Further, there can be no assurances as to the availability or terms upon which the required financing and capital might be available.

As discussed in Note 15, “Subsequent Events”, on April 15, 2010, Prosper entered into a Stock Purchase Agreement with certain new investors and certain of its existing investors pursuant to which, the Company issued and sold to such investors 20,340,705 shares of the Company’s Series D Preferred Stock for an aggregate purchase price of $14.7 million.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Prosper and its wholly-owned subsidiary, Prosper Loans Marketplace, Inc.  Prosper Loans Marketplace, Inc. was incorporated on April 3, 2009 in the state of California but has not had significant operations. All significant intercompany transactions and balances have been eliminated. On February 8, 2010, the Company dissolved Prosper Loans Marketplace, Inc.

The Company’s interim consolidated unaudited financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP) and disclosure requirements for interim financial information and the requirements of Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by US GAAP for complete consolidated financial statements.  The unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes included in our Annual Report on Form 10-K for the year ended December 31, 2009.  Management believes these unaudited interim consolidated financial statements reflect all adjustments, including those of a normal recurring nature, which are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results that may be expected for the full year or any other interim period.

Use of Estimates

The preparation of financial statements in conformity US GAAP requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the related disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. These estimates, judgments and assumptions include but are not limited to the following: valuation of borrower loans receivable and associated member payment dependent notes, valuation of servicing rights, valuation allowance on deferred tax assets, valuation and amortization periods of intangible assets, repurchase obligation, stock-based compensation expense, and contingent liabilities. Prosper bases its estimates on historical experience and on various other assumptions that Prosper believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Certain Risks and Concentrations

In the normal course of its business, Prosper encounters two significant types of risk: credit and regulatory. Financial instruments that potentially subject Prosper to significant concentrations of credit risk consist primarily of cash, cash equivalents and restricted cash. The Company places cash, cash equivalents and restricted cash with high-quality financial institutions. Prosper is exposed to credit risk in the event of default by these institutions to the extent the amount recorded on the balance sheet exceeds FDIC insured amounts. Prosper performs periodic evaluations of the relative credit standing of these financial institutions and has not sustained any credit losses from instruments held at these financial institutions.

As previously described, beginning on July 13, 2009, loans originated by Prosper are carried on our balance sheet.  The loans are funded by the Notes and repayment of the Notes is wholly dependent on the repayment of the loan associated with a Note.  As a result, Prosper does not bear the risk associated with the repayment of principal on loans carried on its balance sheet.  A decrease in the value of the loans carried on Prosper’s balance sheet associated with increased credit risk is directly offset by a reduction in the value of the Notes Prosper issued in association with the loan. However, Prosper charges a servicing fee that is deducted from loan payments.  To the extent that loan payments are not made, Prosper’s servicing income will be reduced.

Prosper is subject to various regulatory requirements. The failure to appropriately identify and address these regulatory requirements could result in certain discretionary actions by regulators that could have a material effect on Prosper’s financial position and results of operations (See Note 12 — Commitments and Contingencies — Securities Law Compliance).

Cash and Cash Equivalents

Prosper invests its excess cash primarily in money market funds and in highly liquid debt instruments of U.S. municipalities, and the U.S. government and its agencies. All highly liquid investments with stated maturities of three months or less from date of purchase are classified as cash equivalents. Cash equivalents are recorded at cost, which approximates fair value. Such deposits periodically exceed amounts insured by the FDIC.

Restricted Cash

Restricted cash consists primarily of an irrevocable letter of credit held by a financial institution in connection with the Company’s office lease and cash deposits required to support the Company’s Automated Clearing House activities and secured corporate credit cards.

Servicing Rights

Prosper accounts for its servicing rights for loans originated prior to October 16, 2008 under the fair value measurement method of reporting in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 860-50, Servicing Assets and Liabilities (formerly, Statement of Financial Accounting Standards (SFAS) No. 156, Accounting for Servicing of Financial Assets – an Amendment of FAS 140). Under the fair value method, Prosper measures its servicing rights at fair value at each reporting date and reports changes in fair value in earnings in the period in which the changes occur.

Prosper estimates the fair value of the servicing rights using a discounted cash flow model to project future expected cash flows based upon a set of valuation assumptions Prosper believes market participants would use for similar rights. The primary assumptions Prosper uses to value its servicing rights include prepayment speeds, default rates, cost to service, profit margin, and discount rate. Prosper reviews these assumptions quarterly to ensure that they remain consistent with market conditions. Inaccurate assumptions in valuing servicing rights could affect Prosper’s results of operations.

Borrower Loans and Borrower Payment Dependent Notes

 As of July 13, 2009, the Company implemented its new operating structure and began issuing Notes and purchasing loans from WebBank, and holding the loans until maturity.  Prosper’s obligation to repay the Notes is conditioned upon the repayment of the associated borrower loan owned by Prosper.   As a result of these changes, borrower loans and the Notes are carried on our consolidated balance sheet as assets and liabilities, respectively.  In conjunction with our new operating structure, we adopted the provisions of ASC Topic 825, Financial Instruments (formerly, SFAS No. 159, The Fair Value Option for Financial Assets and Financial Measurements.  ASC Topic 825 permits companies to choose to measure certain financial instruments and certain other items at fair value on an instrument-by-instrument basis with unrealized gains and losses on items for which the fair value option has been elected reported in earnings.  The fair value election, with respect to an item, may not be revoked once an election is made.  In applying the provisions of ASC Topic 825, we recorded assets and liabilities measured using the fair value option in a way that separates these reported fair values from the carrying values of similar assets and liabilities measured with a different measurement attribute.  We do not record a specific allowance account related to the borrower loans and Notes in which we have elected the fair value option, but rather estimate the fair value of the borrower loans and Notes using discounted cash flow methodologies adjusted for Prosper’s historical loss and recovery rates.  We have reported the aggregate fair value of the borrower loans and Notes as separate line items in the assets and liabilities sections of the consolidated balance sheet using the methods described in ASC Topic 820, Fair Value Measurements and Disclosures (formerly, SFAS No. 157, Fair Value Measurements) – See Fair Value Measurement. We did not apply the provisions of ASC Topic 825 to loans issued prior to July 13, 2009.

Property and Equipment

Property and equipment consists of computer equipment, office furniture and equipment, and software purchased or developed for internal use. Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method based on the estimated useful lives of the assets, which range from three to seven years. Prosper capitalizes expenditures for replacements and betterments and expenses amounts for maintenance and repairs as they are incurred.  Depreciation and amortization commences once the asset is placed in service.

Internal Use Software and Website Development

Prosper accounts for internal use software costs, including website development costs, in accordance with ASC Topic 350-40, Internal Use Software and ASC Topic 350-50, Website Development Costs (formerly, Statement of Position (SOP) No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use and Emerging Issues Task Force (EITF) No. 00-02, Accounting for Website Development Costs). In accordance with ASC Topic 350-40 and 350-50, the costs to develop software for Prosper’s website and other internal uses are capitalized when management has authorized and committed project funding, preliminary development efforts are successfully completed, and it is probable that the project will be completed and the software will be used as intended. Capitalized software development costs primarily include software licenses acquired, fees paid to outside consultants, and salaries for employees directly involved in the development efforts.

Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed. Costs incurred for upgrades and enhancements that are considered to be probable to result in additional functionality are capitalized. Capitalized costs are included in Property and Equipment and amortized to expense using the straight-line method over their expected lives. The Company evaluates its software assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.  Recoverability of software assets to be held and used is measured by a comparison of the carrying amount of the asset to the future net undiscounted cash flows expected to be generated by the asset.  If such software assets are considered to be impaired, the impairment to be recognized is the excess of the carrying amount over the fair value of the software asset.

Intangible Assets

Prosper records the purchase of intangible assets not purchased in a business combination in accordance with ASC Topic 350 (formerly, SFAS No. 142, Goodwill and Other Intangible Assets). Prosper has an intangible asset resulting from the purchase of the “Prosper.com” domain name.  The intangible asset is amortized on a straight-line basis over five years.

Impairment of Long-Lived Assets Including Acquired Intangible Assets

In accordance with ASC Topic 360, Property Plant and Equipment (formerly, SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets), Prosper reviews property and equipment and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying values of those assets may not be recoverable.  Recoverability of assets to be held and used is measured by comparing the carrying value of the asset to future net undiscounted cash flows that the assets are expected to generate. If an asset is considered to be impaired, the impairment to be recognized equals the amount by which the asset’s carrying value exceeds its fair value. Fair value is estimated using discounted net cash flows.

During the first quarter of 2009, management made the decision to discontinue the development of one of its planned software development projects. The software asset previously capitalized in 2008 was deemed to be impaired in accordance with ASC Topic 360. An impairment charge of $40,515, encompassing the amount capitalized in 2008, is included as a component of other income (expense) in our Consolidated Statement of Operations for the three months ended March 31, 2009.  There were no such impairment charges for the three months ended March 31, 2010.

Repurchase Obligation

Prosper is obligated to indemnify lenders and repurchase certain loans and Notes sold to lenders in the event of Prosper’s violation of applicable federal, state, or local lending laws, or verifiable identify theft. The amount of the loan repurchase obligation is estimated based on historical experience. Prosper accrues a provision for the repurchase obligation when the loans are funded. Repurchased loans and Notes associated with federal, state, or local lending laws, or verifiable identity thefts are written off at the time of repurchase.

Revenue Recognition

Prosper recognizes revenue in accordance with ASC Topic 605, Revenue Recognition (formerly, Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition in Financial Statements).  Under ASC Topic 605, Prosper recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price of the services is fixed and determinable and collectability is reasonably assured.

Agency fees

Agency fees are a percentage of the amount borrowed varying by Prosper Rating1 and are recognized when the loan is funded to the borrower. Borrowers with a AA Prosper Rating are charged 0.5% with no minimum fee and borrowers with a Prosper Rating of A through HR are charged 3% or $50, whichever is greater. Prior to October 16, 2008, agency fees charged were the greater of 1% to 3% of the loan amount borrowed or $75.

Loan servicing fees

Loan servicing revenue includes monthly loan servicing fees and non-sufficient funds (NSF) fees. Loan servicing fees are accrued daily based on the current outstanding loan principal balance of the borrower loan but are not recognized until payment is received due to the uncertainty of collection of borrower loan payments. Servicing fees for a loan vary based on the credit grade of the borrower.  Prosper charges a NSF fee to borrowers on the first failed payment of each billing period.  NSF fees are charged to the customer and collected and recognized immediately.

1 Please see “Management Discussion And Analysis Of Financial Condition And Results Of Operation” for background regarding Prosper Ratings.

Interest income (expense) on Borrower Loans receivable and Payment Dependent Notes

We recognize interest income on our borrower loan receivable using the accrual method based on the stated interest rate to the extent that we believe it to be collectable.  We record interest expense on the corresponding Payment Dependent Note based on the contractual interest rate. Gross interest income earned and gross interest expense incurred were $459,491 and $433,617, for the three months ended March 31, 2010, respectively.

Advertising and Promotional Expenses

Under the provisions of ASC Topic 720, Other Expenses (formerly, SOP 93-7, Reporting on Advertising Costs), the costs of advertising are expensed as incurred. Advertising costs were approximately $287,000 and $31,000 for the three months ended March 31, 2010 and 2009, respectively.

Stock-Based Compensation

The Company accounts for its stock-based compensation for employees using fair-value-based accounting in accordance with ASC Topic 718, Compensation-Stock Compensation (formerly, SFAS No. 123R, Share-Based Payment).  ASC Topic 718 requires companies to estimate the fair value of stock-based awards on the date of grant using an option-pricing model. The stock-based compensation related to awards that is expected to vest is amortized using the straight line method over the vesting term of the stock-based award, which is generally four years. Expected forfeitures of unvested options are estimated at the time of grant and reduce the recognized stock-based compensation expense. The forfeitures were estimated based on historical experience. The Company estimated its annual forfeiture rate to be 23.5% and 22.9% for the three months ended March 31, 2010 and 2009, respectively.

Prosper has granted options to purchase shares of common stock to nonemployees in exchange for services performed. Prosper accounts for stock options and restricted stock issued to nonemployees in accordance with the provisions of ASC Topic 505-50, Equity-Based Payments to Non-Employees (formerly, EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods, or Services), which requires that equity awards be recorded at their fair value.  Under ASC Topic 718 and 505-50, Prosper uses the Black-Scholes model to estimate the value of options granted to nonemployees at each vesting date to determine the appropriate charge to stock-based compensation. The volatility of common stock was based on comparative company volatility.

The fair value of stock option awards for the three months ended March 31, 2010 and 2009 was estimated at the date of grant using the Black-Scholes model with the following average assumptions:

	Three Months Ended March 31,
	2010	2009
Volatility of common stock	**	64.9%
Risk-free interest rate	**	1.74%
Expected life*	**	5.8 years
Dividend yield	**	0%
Weighted-average fair value of grants	**	1.94%

*For nonemployee stock option awards, the expected life is the contractual term of the award, which is generally ten years.
**No stock option awards were granted during the quarter ended March 31, 2010.

The Black-Scholes model requires the input of highly subjective assumptions, including the expected stock price volatility. Because Prosper’s equity awards have characteristics significantly different from those of traded options, the changes in the subjective input assumptions can materially affect the fair value estimate.

Total stock-based compensation expense for employee and non-employee stock-option awards reflected in the Consolidated Statements of Operations was $59,222 and $119,507 for the three months ended March 31, 2010 and 2009, respectively.  As of March 31, 2010, the unamortized stock-based compensation expense related to unvested stock-based awards was $195,396, which will be recognized over the remaining vesting period of approximately 2.1 years.

Net Loss Per Share

Prosper computes net loss per share in accordance with ASC Topic 260 Earnings Per Share (formerly, SFAS No. 128, Earnings Per Share). Under ASC Topic 260, basic net loss per share is computed by dividing net loss per share available to common shareholders by the weighted average number of common shares outstanding for the period and excludes the effects of any potentially dilutive securities. Diluted earnings per share, if presented, would include the dilution that would occur upon the exercise or conversion of all potentially dilutive securities into common stock using the “treasury stock” and/or “if converted” methods as applicable. At March 31, 2010, there were outstanding convertible preferred stock and options convertible into 9,397,939 and 1,757,440 common shares, respectively, which may dilute future earnings per share. Due to the Company reporting a net loss for the three months ended March 31, 2010 and 2009, there is no calculation of fully-diluted earnings per share as all common stock equivalents are anti-dilutive.

In June 2008, the FASB issued ASC Topic 260-45-60, Presentation-Earning Per Share-Other Presentation (formerly, FASB Staff Position No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities) which addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore need to be included in the earnings allocation in computing earnings per share under the two-class method. Management has evaluated the provisions of the ASC Topic 260-45-60 and has determined it has no impact on the Company based on its current capital structure.

Income Taxes

Prosper uses the liability method to account for income taxes. Under this method, deferred income tax assets and liabilities are based on the differences between the financial statements and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.  Under ASC Topic 740, Income Taxes (formerly, FIN 48, Accounting for Uncertainty in Income Taxes) our policy to include interest and penalties related to gross unrecognized tax benefits within our provision for income taxes did not change.

Fair Value Measurement

Prosper adopted ASC Topic 820 on January 1, 2008. ASC Topic 820 provides a framework for measuring the fair value of assets and liabilities.  ASC Topic 820 also provides guidance regarding a fair value hierarchy, which prioritizes information used to measure fair value and the effect of fair value measurements on earnings and provides for enhanced disclosures determined by the level within the hierarchy of information used in the valuation.  ASC Topic 820 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances.

ASC Topic 820 defines fair value in terms of the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The price used to measure the fair value is not adjusted for transaction costs while the cost basis of certain financial instruments may include initial transaction costs. Under ASC Topic 820, the fair value measurement also assumes that the transaction to sell an asset occurs in the principal market for the asset or, in the absence of a principal market, the most advantageous market for the asset. The principal market is the market in which the reporting entity would sell or transfer the asset with the greatest volume and level of activity for the asset. In determining the principal market for an asset or liability under ASC Topic 820, it is assumed that the reporting entity has access to the market as of the measurement date. If no market for the asset exists or if the reporting entity does not have access to the principal market, the reporting entity should use a hypothetical market.

Under ASC Topic 820, assets and liabilities carried at fair value in the consolidated balance sheets are classified among three levels based on the observability of the inputs used to determine fair value:

Level 1 — The valuation is based on quoted prices in active markets for identical instruments.

Level 2 — The valuation is based on observable inputs such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 — The valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the instrument. Level 3 valuations are typically performed using pricing models, discounted cash flow methodologies, or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

Prosper determines the fair values of its financial instruments based on the fair value hierarchy established in that standard, which requires an entity to maximize the use of quoted prices and observable inputs and to minimize the use of unobservable inputs when measuring fair value. Various valuation techniques are utilized, depending on the nature of the financial instrument, including the use of market prices for identical or similar instruments, or discounted cash flow models.  When possible, active and observable market data for identical or similar financial instruments are utilized. Alternatively, fair value is determined using assumptions that management believes a market participant would use in pricing the asset or liability.

The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash, receivables, borrower loans, servicing rights, accounts payable and accrued liabilities, borrower payment dependent notes and notes payable.  The estimated fair values of cash and cash equivalents, restricted cash, accounts payable and accrued liabilities approximate their carrying values because of their short term nature.

The following tables present the assets and liabilities measured at fair value on a recurring basis as of March 31, 2010 (unaudited) and December 31, 2009 (audited):

March 31, 2010	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Fair Value
Assets
Servicing Rights	—	—	$17,205	$17,205
Borrower Loans Receivable	—	—	$10,981,683	$10,981,683

Liabilities
Notes	—	—	$10,799,892	$10,799,892

December 31, 2009	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Fair Value
Assets
Servicing Rights	—	—	$24,319	$24,319
Borrower Loans	—	—	7,020,363	7,020,363

Liabilities
Notes	—	—	$6,903,173	$6,903,173

As observable market prices are not available for the borrower loans and notes we hold, or for similar assets and liabilities, we believe the borrower loans and notes should be considered Level 3 financial instruments under ASC Topic 820.  In a hypothetical transaction as of the measurement date, the Company believes that differences in the principal marketplace in which the loans are originated and the principal marketplace in which the Company might offer those loans may result in differences between the originated amount of the loans and their fair value as of the transaction date.  For borrower loans, the fair value is estimated using discounted cash flow methodologies based upon valuation assumptions including prepayment speeds, roll rates, recovery rates and discount rates based on the perceived credit risk within each credit grade.

 Our obligation to pay principal and interest on any Note is equal to the loan payments, if any, we receive on the corresponding borrower loan, net of our 1.0% servicing fee.  As such, the fair value of the Note is approximately equal to the fair value of the borrower loans, adjusted for the 1.0% servicing fee.  Any unrealized gains or losses on the borrower loans and Notes for which the fair value option has been elected is recorded as a separate line item in the consolidated statement of operations.  The effective interest rate associated with the Notes will be less than the interest rate earned on the borrower loans due to the 1.0% servicing fee.  See Note 4 for a rollforward and further discussion of the significant assumptions used to value borrower loans and payment dependent notes.

Servicing rights related to loans originated prior to October 16, 2008 do not trade in an active open market with readily observable prices. Although sales of servicing assets do occur, the nature and character of the assets underlying those transactions are not similar to those held by the Company and, therefore, the precise terms and conditions typically seen in the marketplace would likely not be available to the Company. Accordingly, management determines the fair value of its servicing rights using a discounted cash flow model to project future expected cash flows based upon a set of valuation assumptions Prosper believes market participants would use for similar rights. The primary assumptions Prosper uses for valuing its servicing asset include prepayment speeds, default rates, cost to service, profit margin, and discount rate.

Prosper reviews these assumptions to ensure that they remain consistent with the market conditions. Inaccurate assumptions in valuing the servicing rights could affect Prosper’s results of operations. Due to the nature of the valuation inputs, servicing assets are classified as Level 3. The change in the fair-value of servicing rights is included in cost of services in the consolidated statement of operations.  See Note 3 for a rollforward and further discussion of the significant assumptions used to value servicing rights.

The changes in Level 3 assets measured at fair value on a recurring basis are as follows:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Servicing Rights	Borrower Loans	Borrower Payment Dependent Notes	Total
Balance at January 1, 2010	$24,319	$7,020,363	$(6,903,173)	$141,509
Originations		5,933,690	(5,933,690)	—
Principal Repayments		(1,337,679)	1,311,571	(26,108)
Change in fair value on borrower loans and Payment Dependent Notes		(634,691)	725,400	90,709
Change in fair value of servicing rights	(7,114)			(7,114)
Balance at March 31, 2010	$17,205	$10,981,683	$(10,799,892)	$198,996

New Accounting Pronouncements

In January 2010, FASB issued ASU No. 2010-06, “Fair Value Measurements and Disclosures,” that requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. The FASB also clarified existing fair-value measurement disclosure guidance about the level of disaggregation, inputs, and valuation techniques. The new and revised disclosures are required to be implemented in fiscal years beginning after December 15, 2009. The adoption of this standard did not have a material impact on our consolidated financial statements.

3. Servicing Rights

Prosper calculates the fair value of the servicing asset based on the following assumptions:

	March 31,
	2010	2009
Unpaid principal loan balance under service	$20,100,000	$66,809,000
Servicing fees	0.0% - 1.0%	0.0% - 1.0%
Projected prepayment speed	1.20%	1.20%
Discount rate	25%	25%

A rollforward of the servicing asset is summarized below:

	Three Months Ended March 31,
	2010	2009
Beginning of period balance	$24,319	$67,685
Change in fair value of servicing rights	(7,114)	(11,838)
End of period balance	$17,205	$55,847

No servicing rights were purchased or sold during the three months ended March 31, 2010.

4. Borrower Loans and Notes Held at Fair Value

Prosper estimates the fair value of the borrower loans and Notes using discounted cash flow methodologies based upon a set of valuation assumptions. The main assumptions Prosper used to value the borrower loans and Notes include prepayment rates derived from historical prepayment rates for each credit score, default rates derived from historical performance, recovery rates and discount rates applied to each credit tranche based on the perceived credit risk of each credit grade. Our obligation to pay principal and interest on any Note is equal to the loan payments, if any, we receive on the corresponding borrower loan, net of our 1.0% servicing fee.  As such, the fair value of the Note is approximately equal to the fair value of the borrower loans, adjusted for the 1.0% servicing fee.  The effective interest rate associated with the Notes will be less than the interest rate earned on the borrower loans due to the 1.0% servicing fee.

For borrower loans originated and Notes issued after July 13, 2009, we used the following average assumptions to determine the fair value as of March 31, 2010:

Monthly prepayment rate speed	1.43%
Recovery rate	4.86%
Discount rate *	26.33%
Weighted Average Default Rate	7.80%

* This is the average discount rate among all of Prosper’s credit grades

The following table presents additional information about borrower loans and Notes measured at fair value on a recurring basis for the three months ended March 31, 2010:

	Borrower Loans	Notes
Fair value at January 1, 2010 (audited)	$7,020,363	$6,903,173
Originations	5,933,690	5,933,690
Principal repayments	(1,337,679)	(1,311,571)
Realized and unrealized losses included in earnings	(634,691)	—
Realized and unrealized gains included in earnings	—	(725,400)
Fair value at March 31, 2010 (unaudited)	$10,981,683	$10,799,892

Due to the recent origination of the borrower loans and Notes, the change in fair value attributable to instrument-specific credit risk is immaterial.  The Company had no originations of borrower loans or issuances of Notes prior to July 13, 2009. Of the loans originated from July 13, 2009 to March 31, 2010, the Company had 4 loans in charge off status for an aggregate charge off principal amount of $19,236, as of March 31, 2010.

5. Notes Payable

As of March 31, 2010 and 2009, notes payable consist of the following:

	March 31,
	2010	2009
Non-interest bearing promissory note	$320,000	$340,000
Unamortized discount on the note	(27,949)	(49,892)
Convertible promissory notes	3,408,082	—
Unamortized discount on convertible promissory notes	(62,085)	—
Total promissory notes payable	$3,638,048	$290,108

Non-interest bearing promissory note

In 2006, we entered into a non-interest bearing promissory note in the amount of $380,000 for the purchase of the “Prosper.com” domain name. The note was discounted by $109,583 for a net payable of $270,417. The promissory note includes both principal and interest and is payable in annual installments of $20,000 due on the first, second, third, and fourth anniversary of the note and $300,000 due on the fifth anniversary of the note. Interest on the note was imputed at an 8% annual rate and is amortized to interest expense over the five year life of the loan.  The carrying value at March 31, 2010 and 2009 is $292,051 and $290,108, respectively.  The fair value is calculated based on discounted cash flows and is estimated to be $268,266 and $333,336 for three months ended March 31, 2010 and 2009, respectively.  Amortized interest expense of $5,514 and $5,476 was recorded for the three months ended 2010 and 2009, respectively.

Convertible Promissory Notes

On November 10, 2009, Prosper Marketplace, Inc. and QED Fund I, L.P., a Delaware limited partnership (“QED”), entered into a Note and Warrant Purchase Agreement (the “QED Purchase Agreement”), pursuant to which, Prosper issued to QED a Convertible Promissory Note (the “QED Note”) dated as of November 10, 2009.  The QED Note has a principal amount of $1,000,000.  Interest on the QED Note accrues at a per annum rate of 15.0%.  All principal and accrued interest under the QED Note are due on November 10, 2011 (the “Maturity Date”).  On the Maturity Date and for 90 days after, QED may elect to convert all principal and accrued interest under the QED Note into Prosper’s preferred stock. Prosper’s obligations under the QED Note are unsecured. The carrying value at March 31, 2010 is $1,058,356. The estimated fair value of the QED Note is $1,303,468 for the three months ended March 31, 2010.  The QED Note is valued based on discounted cash flows and on the Company’s current incremental borrowing rate.

In connection with the QED Purchase Agreement, Prosper also issued to QED a fully vested warrant (the “QED Warrant”) to purchase 164,178 shares of Prosper’s common stock at an exercise price of $0.56 per share. The QED Warrant is exercisable any time from the date of issuance and will expire on November 10, 2014. The Company allocated the QED Note proceeds to the QED Note and QED Warrants based on their relative fair values. The relative fair value attributable to the QED Warrant is $37,740, which was recorded as a discount to the QED Note and a corresponding credit to additional paid-in capital.  The debt discount will be amortized to interest expense over the life of the QED Note. At March 31, 2010, the unamortized balance was $29,877.

On February 1, 2010, the Company entered into a Note and Warrant Purchase Agreement (the “February Bridge Purchase Agreement”) with certain of its existing investors, pursuant to which, the Company issued and sold to such investors a series of Convertible Promissory Notes (the “February Bridge Notes”) in the aggregate principal amount of $2,000,000. Interest on the February Bridge Notes accrues at a per annum rate of 15.0%.  All principal and accrued interest under the February Bridge Notes are due in a single payment on April 1, 2010. The estimated fair value approximates its carrying value because of its short term nature.

In connection with the February Bridge Purchase Agreement, the Company issued to the February Bridge Note purchasers fully vested warrants (the “February Bridge Warrants”) to purchase an aggregate of 328,356 shares of its Common Stock at an exercise price of $0.56 per share.  The February Bridge Warrants are exercisable any time from the date of issuance and will expire on February 1, 2015. The Company allocated the February Bridge Note proceeds to the convertible February Bridge Note and February Bridge Warrants based on their relative fair values. The relative fair value attributable to the February Bridge Warrants is $95,532, which was recorded as a discount to the February Bridge Note and a corresponding credit to additional paid-in capital.  The debt discount will be amortized to interest expense over the life of the February Bridge Note. At March 31, 2010, the unamortized balance was $31,844.

On March 15, 2010, we entered into a Note Option Agreement (the “Larsen Option Agreement”) with Christian A. Larsen, our Chairman and Chief Executive Officer as well as one of its principal stockholders, pursuant to which, Mr. Larsen granted the Company an option (the “Option”) to sell him an aggregate principal amount of up to $300,000 of unsecured Convertible Promissory Notes (the “Larsen Bridge Notes”), in $100,000 increments.  On March 22, 2010, the Company exercised the Option in full and sold to Mr. Larsen, Larsen Bridge Notes in the aggregate principal amount of $300,000.  Interest on the Larsen Bridge Notes accrued at a per annum rate of 15.0%.  All principal and accrued interest under the Larsen Bridge Notes are due in a single payment on April 30, 2010.

On April 15, 2010, Prosper entered into a Stock Purchase Agreement with certain new investors and certain of its existing investors pursuant to which, the QED Note and the February Bridge Note were converted to Series D Preferred Stock.  See Note 15 for further discussion.

6. Accrued Liabilities

As of March 31, 2010, and December 31, 2009, accrued liabilities consist of the following:

	March 31,	December 31,
	2010	2009
Professional Fees	$676,257	$787,057
Other	476,875	284,702
	$1,153,132	$1,071,759

7. Repurchase Obligation

Changes in the repurchase obligation are summarized below:

	Three Months Ended March 31,
	2010	2009
Beginning of period balance	$40,001	$80,000
Increase in provision for repurchases	8,033	231
Loans and Notes repurchased and immediately charged off (net of recoveries)	1,967	(10,231)
End of period balance	$50,001	$70,000

8. Net Loss Per Share

As mentioned in Note 2, the Company computes net loss per share in accordance with ASC Topic 260. Under ASC Topic 260, basic net loss per share is computed by dividing net loss per share available to common stockholders by the weighted average number of common shares outstanding for the period and excludes the effects of any potentially dilutive securities. Diluted earnings per share, if presented, would include the dilution that would occur upon the exercise or conversion of all potentially dilutive securities into common stock using the “treasury stock” and/or “if converted” methods as applicable.

Basic and diluted loss per share was calculated as follows:

	Three Months Ended March 31,
	2010	2009
Numerator:
Net loss	$(2,642,720)	$(2,891,002)
Denominator:
Weighted average shares used in computing basic and diluted net loss per share	4,460,667	4,390,340
Basic and diluted net loss per share	$(0.59)	$(0.66)

Due to losses attributable to common shareholders for each of the periods below, the following potentially dilutive shares are excluded from the diluted net loss per share calculation because they were anti-dilutive under the treasury stock method, in accordance with ASC Topic 260:

	Three Months Ended March 31,
	2010	2009
Excluded securities:
Weighted-average convertible preferred stock issued and outstanding	9,397,939	9,397,939
Weighted-average stock options issued and outstanding	1,757,440	1,655,910
Total weighted average common stock equivalents excluded from diluted net loss per common share computation	11,155,379	11,053,849

 9. Stockholders’ Equity

Preferred Stock

Under Prosper’s articles of incorporation, preferred stock is issuable in series, and the Board of Directors is authorized to determine the rights, preferences, and terms of each series.

In April 2005, Prosper issued and sold 4,023,999 shares of Series A convertible preferred stock (Series A) in a private placement for $7,464,450, net of issuance costs of $80,550. In February 2006, Prosper issued and sold 3,310,382 shares of Series B convertible preferred stock (Series B) in a private placement for $12,412,302, net of issuance costs of $87,700. In June 2007, Prosper issued and sold 2,063,558 shares of Series C convertible preferred stock (Series C) in a private placement for $19,919,009, net of issuance costs of $80,996.

Dividends

The holders of the Series A, Series B and Series C preferred stock are entitled to receive dividends at an annual rate of 8% per share for the preferred stock. Such dividends shall be payable only when, as, and if declared by the Board of Directors. To date, no dividends have been declared, and there are no dividends in arrears at March 31, 2010. No dividends will be paid on any common stock of Prosper until dividends on the Series A, Series B and Series C have been paid or declared and set apart during that fiscal year.

Conversion

Each share of Series A, Series B and Series C is automatically convertible into shares of common stock at the Series A, Series B and Series C conversion price then in effect upon the earlier of (i) the date specified by vote or written consent or agreement of holders of 60% of the voting power of the shares of the Series A, Series B and Series C then outstanding, or (ii) immediately prior to the closing of the sale of Prosper’s common stock in a firm commitment, underwritten public offering registered under the Securities Act of 1933, as amended (the Securities Act), at a public offering price (before underwriters’ discounts and expenses) of at least two times the Original Series A, Series B and Series C Issue Price (as defined, per share as adjusted for any stock splits, stock dividends or other recapitalizations), and with gross proceeds to Prosper of at least $30,000,000.

Liquidation Rights

In the event of any liquidation, dissolution, or winding up of Prosper, whether voluntary or involuntary, the holders of the preferred stock are entitled to receive prior and in preference to any distribution of any of the proceeds of such liquidation event to holders of common stock, $1.875 for each share of Series A, $3.776 for each share of Series B, and $9.692 for each share of Series C (as adjusted for any stock dividends, combinations, or splits), plus all declared but unpaid dividends (if any) on each share of preferred stock. If upon the occurrence of such liquidation event, the assets and funds thus distributed among the holders of the Series A, Series B and Series C are insufficient to pay the preferential amount, then the entire assets and funds of Prosper legally available for distribution will be distributed ratably among the holders of the Series A, Series B and Series C in proportion to the preferential amount each such holder is otherwise entitled to receive.

Voting

Each holder of shares of the preferred stock shall be entitled to the number of votes equal to the number of shares of common stock into which such shares of preferred stock could be converted and shall have voting rights and powers equal to the voting rights and powers of the common stock (except as otherwise expressly provided herein or as required by law, voting together with the common stock as a single class) and shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of Prosper. The holders of the preferred stock shall vote as one class with the holder of the common stock except with certain restrictions.

Common Stock

Prosper is authorized to issue up to 17,000,000 shares of common stock, $0.001 par value, of which 4,460,067 shares were issued and outstanding as of March 31, 2010, and December 31, 2009.  Each holder of common stock shall be entitled to one vote for each share of common stock held.

Common Stock Issued for Services

Nonemployees

The Company granted 0 and 4,500 immediately vested common shares for the three months ended March 31, 2010 and 2009, respectively.  The 4,500 shares issued in 2009 were valued at $1.94 per share.  Expense of approximately $8,700 was recognized for the three months ended March 31, 2009.

Common Stock Issued upon Exercise of Stock Options

For the three months ended March 31, 2010 and 2009, the Company issued 0 and 44,666 shares of common stock, respectively, upon the exercise of options for cash proceeds of $0 and $11,818, respectively.

10. Stock Option Plan and Other Stock Compensation

In 2005, Prosper’s stockholders approved the adoption of the 2005 Stock Option Plan (the “Plan”). Under the Plan, options to purchase up to 1,879,468 shares of common stock were reserved and may be granted to employees, directors, and consultants by the Board of Directors to promote the success of Prosper’s business. On January 31, 2008, the Board of Directors increased the total number of options under the Plan by 500,000 for a total of 2,379,468 options available for grant. On October 6, 2009, the Board of Directors increased the total number of options under the Plan by an additional 500,000 for a total of 2,879,468 options available for grant.

Incentive stock options are granted to employees at an exercise price not less than 100% of the fair value of Prosper’s common stock on the date of grant. Nonstatutory stock options are granted to consultants and directors at an exercise price not less than 85% of the fair value of Prosper’s common stock on the date of grant. If options are granted to stockholders who hold 10% or more of Prosper’s common stock on the option grant date, then the exercise price shall not be less than 110% of the fair value of Prosper’s common stock on the date of grant. The fair value is based on a good faith estimate by the Board of Directors at the time of each grant. As there is no active trading market for these options, such estimates may ultimately differ from valuations completed by an independent party. The options generally vest over four years, which is the same as the performance period. In no event are options exercisable more than ten years after the date of grant.

Option activity under the Option Plan is summarized as follows for the periods below:

	Options Issued and Outstanding	Weighted-Average Exercise Price
Balance as of January 1, 2009 (audited)	1,734,647	$1.14
Options granted (weighted average fair value of $1.94)	131,000	$1.94
Options exercised	(44,666)	$0.26
Options canceled	(62,830)	$1.33
Balance as of March 31, 2009 (unaudited)	1,758,151	$1.21

Balance as of January 1, 2010 (audited)	1,897,126	$0.96
Options granted (weighted average fair value of $0.00 )	-	$0.00
Options exercised	-	$0.00
Options canceled	(139,686)	$1.05
Balance as of March 31, 2010 (unaudited)	1,757,440	$0.95

Options outstanding and exercisable at March 31, 2010	1,055,949	$0.94

Other Information Regarding Stock Options

Additional information regarding common stock options outstanding as of March 31, 2010 is as follows:

	Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Avg. Remaining Life	Weighted Avg. Exercise Price	Intrinsic Value	Number Exercisable	Weighted Avg. Exercise Price	Intrinsic Value
$0.25 - $0.25	274,158	5.34	$0.25	$84,989	274,158	$0.25	$84,989
$0.50 - $0.50	481,719	6.66	0.50	28,903	420,872	0.50	25,252
$0.56 - $0.56	446,250	9.32	0.56	–	8,750	0.56	–
$1.94 - $1.94	412,502	8.76	1.94	–	261,444	1.94	–
$2.17 - $2.17	142,811	7.99	2.17	–	90,725	2.17	–
	1,757,440	7.73	$0.95	$113,892	1,055,949	$0.94	$110,241

The intrinsic value is calculated as the difference between the value of Prosper's common stock at March 31, 2010, which was $0.56 per share, and the exercise price of the options.

No compensation expense is recognized for unvested shares that are forfeited upon termination of service, and the stock-based compensation expense for the three months ended March 31, 2010 and 2009 reflect the expenses that Prosper expects to recognize after the consideration of estimated forfeitures.

11. Income Taxes

As part of the process of preparing the Company’s financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves determining the Company’s income tax expense (benefit) together with calculating the deferred income tax expense (benefit) related to temporary differences resulting from differing treatment of items, such as deferred revenue or deductibility of certain intangible assets, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the accompanying balance sheet. The Company must then assess the likelihood that the deferred tax assets will be recovered through the generation of future taxable income.

Due to the book and tax net losses incurred during the three months ended March 31, 2010 and 2009, Prosper has not incurred any income tax expense during those periods.  In addition, Prosper has maintained a full valuation allowance against its net deferred tax assets because the realization of those deferred tax assets is dependent upon future earnings, and the amount and timing of those earnings, if any is uncertain.

12. Commitments and Contingencies

Future minimum lease payments and other commitments

Prosper leases its corporate office and co-location facility under noncancelable operating leases that expire in July 2011 and August 2011, respectively. Prosper’s corporate office lease has the option to renew for an additional three years. Future minimum rental payments under these leases as of March 31, 2010 are as follows:

Remaining nine months ending December 31, 2010	$324,852
Years ending December 31:
2011	265,513
Total future operating lease obligations	$590,365

Rental expense under premises-operating lease arrangements was approximately $102,431 and $104,721 for the three months ended March 31, 2010 and 2009, respectively.

On April 14, 2008, the Company entered into an agreement with a Utah-chartered industrial bank whereby all loans originated through the Prosper marketplace resulting from listings posted on or after April 15, 2008 are made by WebBank under its bank charter. The arrangement allows for loans to be offered to borrowers at uniform nationwide terms. The Company is required to pay the greater of a monthly minimum fee or a fee calculated based on a certain percentage of monthly loan origination volume.

On March 3, 2009, the Company entered into an agreement with a third party broker-dealer in which the third party agreed to operate and maintain Prosper’s Note Trader Platform for the purchase and sale of Borrower Payment Dependent Notes resulting from the sale of such Notes after the Company’s effective date.  The Company is required to pay the third party broker-dealer an agreed upon monthly fee which equals the difference between the minimum monthly fee and the transaction fees collected by the third party provider during that month.

Securities Law Compliance

From inception through October 16, 2008, the Company sold approximately $178.1 million of loans to unaffiliated lender members, and $1.0 million of loans to affiliated lender members through the Prosper platform whereby the Company assigned promissory notes directly to lender members. The Company did not register the offer and sale of the promissory notes offered and sold through the Prosper platform under the Securities Act of 1933 or under the registration or qualification provisions of the state securities laws.

The Company’s management believes that the question of whether or not the operation of the Prosper platform involved an offer or sale of a “security” involved a complicated factual and legal analysis and was uncertain. If the sales of promissory notes offered through the Company’s platform were viewed as a securities offering, the Company would have failed to comply with the registration and qualification requirements of federal and state laws and lender members who hold these promissory notes may be entitled to rescission of unpaid principal, plus statutory interest. Generally, the federal statute of limitations for noncompliance with the requirement to register securities under the Securities Act of 1933 is one year from the violation.

The Company’s decision to restructure its operations and cease sales of promissory notes offered through the platform effective October 16, 2008 limited this contingent liability to the period covering Prosper's activities prior to October 16, 2008, the date on which the Company ceased sales of promissory notes offered through the platform.

The Company has not recorded an accrued loss contingency in connection with the sale of promissory notes to lender members. Accounting for loss contingencies involves the existence of a condition, situation or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future event(s) occur or fail to occur. An estimated loss in connection with a loss contingency shall be recorded by a charge to current operations if both of the following conditions are met: first, the amount can be reasonably estimated; and second, the information available prior to issuance of the financial statements indicates that it is probable that a liability has been incurred at the date of the financial statements.

The Company has assessed the contingent liability related to prior sales of loans on the platform and has determined that the occurrence of the contingency is reasonably possible but not probable and that contingent liability ranges from $0 in the event the Company prevails to a maximum of $63.4 million which represents the remaining outstanding principal amount of $19.9 million and loans charged off of $43.5 million as of March 31, 2010.

On November 25, 2008, the Company signed a settlement agreement with the North American Securities Administrators Association (“NASAA”) to pay penalties not to exceed $1.0 million to the States in order to resolve matters relating to Prosper’s alleged unregistered offer and sale of securities. The $1.0 million penalty would be allocated among the states where Prosper conducts business, based on the loan sale transaction volume in each state. However, Prosper will not be required to pay any portion of the fine to those states which elect not to participate in the settlement. As of March 31, 2010 and December 31, 2009, the Company had accrued approximately $322,000 and $356,157, respectively, in connection with this contingent liability in accordance with ASC Topic 450, Contingencies (formerly, SFAS No. 5, Accounting for Contingencies). The methodology applied to estimate the accrual was to divide the $1,000,000 maximum fee pro-rata by state using the Company’s originations since inception. A weighting was then applied by state to assign a likelihood that the penalty will be claimed. In estimating the probability of a claim being made, we considered factors such as the nature of the settlement agreement, whether the states had given any indication of their concern regarding the sale of the promissory notes, and the probability of states opting out of the settlement to pursue their own litigation against the Company, whether penalty is sufficient to compensate these states for the cost of processing the settlement and finally the impact that current economic conditions have had on state governments. The Company will continue to evaluate this accrual and related assumptions as new information becomes known. Penalties will be paid promptly after a state reviews and agrees to the language of the consent order. There is no deadline for the states to decide whether to enforce the consent order. On April 21, 2009, the Company and NASAA finalized a template consent order, which NASAA is recommending that the states adopt in settling any state initiated matters with the Company. As of March 31, 2010, the Company has entered into 28 consent order agreements and has paid an aggregate of $390,712 in penalties.

On November 26, 2008, plaintiffs, Christian Hellum, William Barnwell and David Booth, individually and on behalf of all other plaintiffs similarly situated, filed a class action lawsuit against us, certain of our executive officers and our directors in the Superior Court of California, County of San Francisco, California.  The suit was brought on behalf of all loan note purchasers in our online lending platform from January 1, 2006 through October 14, 2008.  The lawsuit alleges that Prosper offered and sold unqualified and unregistered securities in violation of the California and federal securities laws.  The lawsuit seeks class certification, damages and the right of rescission against Prosper and the other named defendants, as well as treble damages against Prosper and the award of attorneys’ fees, experts’ fees and costs, and pre-judgment and post-judgment interest.

Some of the individual defendants filed a demurrer to the First Amended Complaint, which was heard on June 11, 2009 and sustained by the court with leave to amend until July 10, 2009.  The plaintiffs filed a Second Amended Complaint on July 10, 2009, to which the same individual defendants demurred.  On September 15, 2009, this demurrer was sustained by the court without leave to amend.

Prosper’s insurance carrier with respect to the class action lawsuit, Greenwich Insurance Company (“Greenwich”), has denied coverage.  On August 21, 2009, Prosper filed suit against Greenwich in the Superior Court of California, County of San Francisco, California.  The lawsuit seeks a declaration that Prosper is entitled to coverage under its policy with Greenwich for losses arising out of the class action lawsuit as well as damages and the award of attorneys’ fees and pre-judgment and post-judgment interest.

We intend to vigorously defend the class-action lawsuit and vigorously prosecute our suit against Greenwich.  We cannot, however, presently determine or estimate the final outcome of either lawsuit, and there can be no assurance that either matter will be finally resolved in our favor.  If the class-action lawsuit is not resolved in our favor, we might be obliged to pay damages, and might be subject to such equitable relief as a court may determine.  If our lawsuit against Greenwich is not resolved in our favor, we might not be able to recover any proceeds from Greenwich to offset any losses we incur in the class action lawsuit.

As of March 31, 2010, the lawsuits are in their preliminary stages and their probable outcomes cannot presently be determined, nor can the amount of damages or other costs that might be borne by Prosper be estimated.

13. Related Parties

Prosper’s executive officers, directors and certain affiliates participate on the Company’s lending platform by placing bids and purchasing loans originated from Prosper.  The aggregate amount of loans purchased and the income earned by these related parties as of March 31, 2010 and 2009 are summarized below:

Related Party	Aggregate Amount of Loans Purchased
	March 31,	March 31,
	2010	2009
Executive officers and management	$519,190	$444,053
Directors	553,193	460,090
Affiliate	167,259	167,259
	$1,239,642	$1,071,402

The loans were obtained on the same terms and conditions as those obtained by other lenders. Of the total aggregate amount of loans purchased since inception approximately $158,166 or 13% and $103,383 or 10% of principal has been charged off through March 31, 2010 and 2009, respectively. Prosper earned approximately $1,544 and $2,607 in servicing fee revenue related to these loans for the three months ended March 31, 2010 and 2009, respectively.

14. Postretirement Benefit Plans

Prosper has a 401(k) plan that covers all employees meeting certain eligibility requirements. The 401(k) plan is designed to provide tax-deferred retirement benefits in accordance with the provisions of Section 401(k) of the Internal Revenue Code. Eligible employees may defer up to 90% of eligible compensation up to the annual maximum as determined by the Internal Revenue Service. Prosper’s contributions to the plan are discretionary. Prosper has not made any contributions to the plan to date.

15. Subsequent Events

On April 1, 2010, we entered into a Note Purchase Agreement with certain of our existing investors, pursuant to which, we issued and sold an additional series of unsecured Convertible Promissory Notes (the “April Bridge Notes”), dated as of April 1, 2010, in the aggregate principal amount of $250,000.  Interest on the April Bridge Notes accrued at a per annum rate of 15.0%.  All principal and accrued interest under the April Bridge Notes was due in a single payment on April 30, 2010.  On March 31, 2010, we received $237,060 of the April Bridge Notes in advance of the effective date of the purchase agreement and accordingly, has been classified in accrued liabilities in the Consolidated Balance Sheets.

On April 15, 2010, Prosper entered into a Stock Purchase Agreement with certain new investors and certain of its existing investors pursuant to which, the Company issued and sold to such investors 20,340,705 shares of the Company’s Series D Preferred Stock for an aggregate purchase price of $14.7 million (the “Series D Financing”).  In connection with the consummation of the Series D Financing, (i) pursuant to an amendment to the QED Note entered into by QED and the Company, the QED Note and all accrued interest thereunder was converted into Series D Shares equal to principal and accrued interest on the QED Note, plus $300,000 which represented consideration for QED’s agreement to convert the QED Note prior to its maturity date; (ii) pursuant to an amendment to each of the February Bridge Notes entered into by the Company and each February Bridge Note purchaser, the maturity date of each February Bridge Note was deferred until the later of April 30, 2010 or the consummation of the Series D Financing; all accrued interest under the February Bridge Notes were subsequently converted into Series D Shares; (iii) the Larsen Bridge Notes and all accrued interest thereunder were paid in full pursuant to the terms thereof; (iv) each of the April Bridge Notes and all accrued interest thereunder was converted into Series D Shares pursuant to the terms thereof.

Item 2.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

This management’s discussion and analysis of financial condition and results of operations, or MD&A, contains forward-looking statements that involve risks and uncertainties. Please see “Forward-Looking Statements” in this Quarterly Report on Form 10-Q for a discussion of the uncertainties, risks and assumptions associated with these statements. This discussion should be read in conjunction with our historical financial statements and related notes thereto and the other disclosures contained elsewhere in this Quarterly Report on Form 10-Q. The results of operations for the periods reflected herein are not necessarily indicative of results that may be expected for future periods, and our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including but not limited to those included elsewhere in this Quarterly Report on Form 10-Q and those included in the “Risk Factors” section and elsewhere in our Annual Report on Form 10-K.

Overview

We provide a peer-to-peer online loan auction platform that enables our borrower members to borrow money and our lender members to purchase Notes that we issue, the proceeds of which facilitate the funding of specific loans made to borrowers.  Our platform enables our borrower members to request and obtain personal, unsecured loans by posting anonymous “listings” on the platform indicating the principal amount of the desired loan and the maximum interest rate the borrower is willing to pay.  We assign a Prosper Rating consisting of one of seven letter credit grades, based in part on the borrower’s credit score, to each borrower who requests a borrower loan.  Prosper borrower members’ Prosper Rating and credit score range, debt-to-income ratios and other credit data are displayed with their listings and are available for viewing by lender members on an anonymous basis.  Lender members access our platform and “bid” the amount they are willing to commit to the purchase of a Note that is dependent for payment on the corresponding borrower loan and the minimum yield percentage they are willing to receive, subject to a minimum yield percentage based on the Prosper Rating assigned to each listing. The highest yield percentage lender members may bid on a listing is the yield percentage that corresponds to the maximum interest rate set by the borrower.  The lowest yield percentage lender members may bid will be the minimum yield percentage set forth in the listing. The minimum yield percentage applicable to each listing is based on the Prosper Rating assigned to the listing and will be calculated by adding the national average certificate of deposit rate that matches the term of the borrower loan, as published by BankRate.com, to the minimum estimated loss rate associated with the Prosper Rating assigned to the listing, which is based on the historical performance of similar Prosper borrower loans. As of March 31, 2010, for listings with AA Prosper Ratings, an estimated loss rate of 1.0%, which represents the middle of the estimated loss rate range, is added to the national average certificate of deposit rate to determine the minimum yield percentage. By making a bid on a listing, a lender member is committing to purchase from Prosper a Note in the principal amount of the lender’s winning bid.  The lender members who purchase the Notes will designate that the sale proceeds be applied to facilitate the funding of a corresponding borrower loan listed on our platform.  Loans originated to borrower members are made by WebBank, an FDIC-insured, Utah-chartered industrial bank, and sold and assigned to Prosper.

All loans requested and obtained by Prosper borrower members through our platform are unsecured obligations of individual borrower members with a fixed interest rate and a loan term currently set at three years, although Prosper anticipates in the near future extending available loan terms to between three months to seven years.  With respect to loans resulting from listings posted by Prosper borrower members prior to April 15, 2008, Prosper is the originating lender for licensing and regulatory purposes.  All borrower loans resulting from listings posted on or after April 15, 2008 are funded by WebBank, an FDIC-insured, Utah-chartered industrial bank.  After funding a loan, WebBank assigns the loan to Prosper, without recourse to WebBank, in exchange for the principal amount of the borrower loan.  WebBank does not have any obligation to purchasers of the Notes.  For all borrower loans, listings are posted without our obtaining any documentation of the borrower’s ability to afford the loan.  In limited instances, we verify the income, employment, occupation or other information provided by Prosper borrower members in listings.  This verification is normally done after the listing has already been created and bidding is substantially completed and, therefore, the results of our verification are not reflected in the listings.

Borrowers with AA Prosper Rating are charged 0.5% with no minimum fee and borrowers with a Prosper Rating of A through HR are charged 3% or $50, whichever is greater.  Prior to October 16, 2008, agency fees charged were the greater of 1% to 3% of the loan amount borrowed or $75.  Agency fees are charged by WebBank and Prosper receives amounts equal to the transaction fees as compensation for loan origination activities.  We also receive servicing fees at an annualized rate of 1.0% of the outstanding principal balance of a Prosper borrower member’s loan, which we deduct from each lender member’s share of borrower loan payments.

Our Operating History

We incorporated in Delaware in March 2005 and launched our public website, www.prosper.com on February 13, 2006.  As of March 31, 2010, our platform has facilitated 32,290 borrower loans since its launch.

We have a limited operating history and have incurred net losses since our inception.  Our net loss was $2,642,720 and $2,891,002 for the three months ending March 31, 2010 and 2009.  At this stage of our development, we have funded our operations primarily with proceeds from equity financings. Our decision to temporarily stop accepting lender members’ commitments, effective from October 16, 2008 until July 10, 2009, significantly slowed the ramp up of our operations, resulting in a negative impact on our cash flow and liquidity. On July 13, 2009, we began accepting new commitments from our lender members on our platform, as such we will generate increased revenue from borrower transaction fees and non-sufficient funds fees and lender members’ servicing fees.  Over time, we expect that the number of borrowers and lender members and the volume of borrower loans originated through our platform will increase.

Our operating plan calls for a continuation of the current strategy of increasing transaction volume to increase revenue until we reach profitability and become cash-flow positive, which we do not expect to occur before the end of 2010.

We have made significant changes to the operation of our lending platform that became effective on July 10, 2009.  Our historical financial results and this discussion reflect the structure of our lending platform and our operations both prior to and after July 10, 2009.  For a discussion of the effect of our new structure on our financial statements, see “Borrower Loans and Payment Dependent Notes” under Critical Accounting Policies and Estimates below.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our financial condition and consolidated results of operations is based on our financial statements, which we have prepared in accordance with U.S. generally accepted accounting principles.  The preparation of financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and the related disclosures.  Prosper bases its estimates on historical experience and on various other assumptions that Prosper believes to be reasonable under the circumstances.  Actual results could differ from those estimates.  Our significant accounting policies are more fully described in Note 2 to our consolidated financial statements included elsewhere in this quarterly report.

Critical accounting policies are those policies that we believe present the most complex or subjective measurements and have the most potential to impact our financial position and operating results.  While all decisions regarding accounting policies are important, we believe that the following policies could be considered critical.  These critical policies relate to fair value measurement, borrower loans and Payment Dependent Notes, servicing rights, repurchase obligation, revenue recognition, stock-based compensation, and income taxes.

Fair Value Measurement

We adopted Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820 Fair Value Measurements and Disclosures (formerly, Statement of Financial Accounting Standard (SFAS) No. 157, Fair Value Measurements) on January 1, 2008.  ASC Topic 820 provides a framework for measuring the fair value of assets and liabilities.  ASC Topic 820 also provides guidance regarding a fair value hierarchy, which prioritizes information used to measure fair value and the effect of fair value measurements on earnings and provides for enhanced disclosures determined by the level within the hierarchy of information used in the valuation.  ASC Topic 820 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances.

Level 1 — The valuation is based on quoted prices in active markets for identical instruments.

Level 2 — The valuation is based on observable inputs such as quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3 — The valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the instrument. Level 3 valuations are typically performed using pricing models, discounted cash flow methodologies, or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

We determine the fair values of its financial instruments based on the fair value hierarchy established in that standard, which requires an entity to maximize the use of quoted prices and observable inputs and to minimize the use of unobservable inputs when measuring fair value. We use various valuation techniques depending on the nature of the financial instrument, including the use of market prices for identical or similar instruments, or discounted cash flow models.  When possible, active and observable market data for identical or similar financial instruments are utilized. Alternatively, we determine fair value using assumptions that we believe a market participant would use in pricing the asset or liability.

For additional information and discussion, see Note 2, Note 4 and Note 5 to the consolidated financial statements included elsewhere in this report.

Borrower Loans and Payment Dependent Notes

On July 13, 2009, we implemented our new operating structure and began issuing Notes.  The post registration operating structure resulted in Prosper purchasing loans from WebBank, and holding the loans until maturity.  Prosper issues new securities, the Notes, to the winning lenders.  Prosper’s obligation to repay the Notes is conditioned upon the repayment of the associated borrower loan owned by Prosper.  As a result of these changes, Prosper carries the borrower loans and the Notes on its balance sheet as assets and liabilities, respectively.

 In conjunction with our new operating structure effective July 10, 2009, we adopted the provisions of ASC Topic 825 (formerly, SFAS No. 159, The Fair Value Option for Financial Assets and Financial Measurements).  ASC Topic 825 permits companies to choose to measure certain financial instruments and certain other items at fair value.  The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings.  We apply the provisions of ASC Topic 825 to the borrower loans and Notes issued subsequent to July 13, 2009 on an instrument by instrument basis.  We did not apply the provisions of ASC Topic 825 to loans issued prior July 13, 2009.  The aggregate fair value of the borrower loans and Notes are reported as separate line items in the assets and liabilities sections of the consolidated balance sheet using the methods described in ASC Topic 820.

The following table presents additional information about borrower loans and Notes measured at fair value on a recurring basis for the three months ended March 31, 2010:

	Borrower Loans	Payment Dependent Notes
Fair value at January 1, 2010 (audited)	$7,020,363	$6,903,173
Originations	5,933,690	5,933,690
Principal repayments	(1,337,679)	(1,311,571)
Realized and unrealized losses included in earnings	(634,691)	—
Realized and unrealized gains included in earnings	—	(725,400)
Fair value at March 31, 2010 (unaudited)	$10,981,683	$10,799,892

We determine the fair value of the borrower loans and Notes in accordance with the fair value hierarchy established in ASC Topic 820, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  As observable market prices are not available for the borrower loans and Notes we hold or for similar assets and liabilities, we believe the borrower loans and Notes should be considered Level 3 financial instruments under ASC Topic 820.  ASC Topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  In a hypothetical transaction as of the measurement date, we believe that differences in the principal marketplace in which the loans are originated and the principal marketplace in which we might offer those loans may result in differences between the originated amount of the loans and their fair value as of the transaction date. Changes in fair value of the borrower loans and Notes subject to the provisions of ASC Topic 820 are recognized in earnings, and fees and costs associated with the origination or acquisition of borrower loans are recognized as incurred.  Prosper estimates the fair value of the borrower loans and Notes using a discounted cash flow methodology based upon a set of valuation assumptions Prosper believes market participants would use for similar assets and liabilities. The main assumptions used to value the borrower loans and Notes include default rates, discount rates applied to each credit tranche/grade, prepayment rates, and recovery rates.

For borrower loans and Notes issued after July 13, 2009, we used the following average assumptions to determine the fair value as of March 31, 2010:

Monthly prepayment rate speed	1.43%
Recovery rate	4.86%
Discount rate *	26.33%
Weighted Average Default Rate	7.80%

* This is the weighted average discount rate among all of Prosper’s credit grades

Key economic assumptions and the sensitivity of the current fair value to immediate adverse changes in those assumptions at March 31, 2010 for borrower loans and Notes are presented in the following table:

	Borrower Loans	Payment Dependent Notes
Discount rate assumption:	26.33%	26.33%
Decrease in fair value and income (loss) to earnings from:
100 basis point increase	$(137,100)	$135,200
200 basis point increase	(245,600)	242,300
Increase in fair value and income (loss) to earnings from:
100 basis point decrease	$85,400	$(84,200)
200 basis point decrease	199,400	(196,600)

Default rate assumption:	7.80%	7.80%
Decrease in fair value and income (loss) to earnings from:
10% higher default rates	$(66,300)	$70,800
20% higher default rates	(131,300)	140,200
Increase in fair value and income (loss) to earnings from:
10% lower default rates	$67,600	$(72,200)
20% lower default rates	136,600	(145,800)

Overall, if the fair value of the borrower loans decrease or increase due to any changes in our assumptions, there will also be a corresponding decrease or increase in the fair value of the linked Notes. As a result, the effect on Prosper’s earnings of adverse changes in key assumptions is mitigated. However, the impact of these changes in fair value could have a material adverse impact on lender member's investments in the Notes.

As we receive scheduled payments of principal and interest on the borrower loans we will in turn make principal and interest payments on the Notes.  These principal payments will reduce the carrying value of the borrower loans and Notes.  If we do not receive payments on the borrower loans, we are not obligated to and will not make payments on the Notes.  The fair value of the Note is approximately equal to the fair value of the borrower loan, less the 1.0% service fee.  If the fair value of the borrower loan decreases due to our expectation of both the rate of default of the loan and the amount of loss in the event of default, there will also be a corresponding decrease in the fair value of the Note (an unrealized gain related to the Note and an unrealized loss related to the borrower loan).

We do not record a specific allowance account related to the borrower loans and Notes in which we have elected the fair value option, but rather estimate the fair value of the borrower loans and Notes using discounted cash flow methodologies adjusted for Prosper’s historical loss and recovery rates. Due to the recent origination of the borrower loans and Notes, the change in fair value attributable to instrument-specific credit risk is immaterial.  The Company had no originations of borrower loans or issuances of Notes prior to July 13, 2009.  Of the loans originated from July 13, 2009 to March 31, 2010, the Company had 4 loans in charge off status for an aggregate charge off principal amount of $19,236, as of March 31, 2010.

We recognize interest income on our borrower loans using the accrual method based on the stated interest rate to the extent that we believe it to be collectable.  We record interest expense on the corresponding Note based on the contractual interest rate.

Actual proceeds from the origination of Notes and scheduled principal payments are shown as financing activities in the consolidated statement of cash flows included elsewhere in this report.

Servicing Rights

We account for our servicing rights under the fair value measurement method of reporting in accordance with ASC Topic 860, Transfer and Servicing (formerly, SFAS No. 156, Accounting for Servicing of Financial Assets – an Amendment of FAS 140).  Under the fair value method, we measure servicing rights at fair value at each reporting date and report changes in fair value in earnings in the period in which the changes occur.

We estimate the fair value of the servicing rights as it relates to loans originated prior to July 13, 2009, using a discounted cash flow model to project future expected cash flows based upon a set of valuation assumptions that we believe market participants would use for similar rights.  The primary assumptions we use for valuing our servicing rights include prepayment speeds, default rates, cost to service, profit margin, and discount rate.  We review these assumptions to ensure that they remain consistent with the market conditions.  Inaccurate assumptions in valuing servicing rights could affect our results of operations.  The significant assumptions used in the calculation of servicing rights are discussed in detail in Note 3 to our consolidated financial statements.

Repurchase Obligation

We are obligated to indemnify lenders and repurchase the Notes sold to the lenders in the event of violation of the applicable federal/state/local lending laws or verifiable identify theft.  Our limited operating history, the lack of industry comparables and the potential to impact financial performance make the Repurchase Obligation a critical accounting policy.

We accrue a provision for the repurchase obligation when the Notes are funded to the lender in an amount considered appropriate to reserve for our repurchase obligation related to the Notes sold to the lenders in the event of violation of the applicable federal/state/local lending laws or verifiable identify theft.  The repurchase obligation is evaluated at least once a quarter and represents an estimate based on the rate of historical repurchases as a percentage of originations (which generally occur within six to nine months of origination).  The repurchase obligation includes a judgmental management adjustment  due to our limited operating history, changes in current economic conditions, the risk of new and as yet undetected fraud schemes, origination unit and dollar volumes, and the lack of industry comparables.

At March 31, 2010 and December 31, 2009, we have recorded a repurchase obligation of $50,001 and $40,001, respectively.  For the three months ended March 31, 2010 the Company incurred no loan repurchases. For the three months ended March 31, 2009, the Company repurchased loans and Notes of $10,231, net of recoveries due to identity theft and legal and regulatory requirements.  Since the latter part of 2007, we have been successful at identifying and preventing a number of fraud attempts involving a series of fraudulent loan requests as our risk indicators and related operational controls in this area have significantly improved.    The overall decrease in the number of repurchases is due in large part by the Company’s increased efforts in identifying and preventing various fraud schemes.  The overall increase in the provision from the prior year end is due to the increase in the number and amount of originations in the current quarter.  Although we believe our fraud controls have resulted in a lower incidence of fraud in 2010 and 2009 as compared to prior years, our controls are largely based on experience from past fraud attempts. Accordingly, future repurchase and repayment obligations could vary significantly from our estimates.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 605, Revenue Recognition (formerly, Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition in Financial Statements).  Under ASC Topic 605, Prosper recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price of the services is fixed and determinable and collectibility is reasonably assured.

Agency Fees

Borrowers with an AA Prosper Rating are charged 0.5% with no minimum fee and borrowers with a Prosper Rating of A through HR are charged 3% or $50, whichever is greater.  Prior to October 16, 2008, agency fees charged were the greater of 1% to 3% of the loan amount borrowed or $75.  Agency fees are charged by WebBank and we receive amounts equal to the transaction fees as compensation for loan origination activities.

Servicing Fees

Loan servicing revenue includes loan servicing fees and non-sufficient funds fees.  Loan servicing fees are accrued daily based on the current outstanding loan principal balance of (a) borrower loan(s), but are not recognized until payment is received due to uncertainty of collection of borrower loan payments.  Currently, we charge servicing fees at an annualized rate of 1.0% of the outstanding principal balance of a Prosper borrower member’s loan, which we deduct from each lender member’s share of borrower loan payments.

We charge a non-sufficient funds fee to borrowers on the first failed payment of each billing period.  Non-sufficient funds fees are charged to the borrower and collected and recognized immediately.

Interest Income (expense) on Borrower Loans Receivable & Payment Dependent Notes

We recognize interest income on our borrower loans using the accrual method based on the stated interest rate to the extent that we believe it to be collectable.  We record interest expense on the corresponding Note based on the contractual interest rate.

Stock-Based Compensation

We account for stock-based compensation for employees using fair-value-based accounting in accordance with ASC Topic 718, Compensation – Stock Compensation (formerly, SFAS No. 123R, Share-Based Payment).  ASC Topic 718 requires companies to estimate the fair value of stock-based awards on the date of grant using an option-pricing model.  The stock-based compensation related to awards that is expected to vest is amortized over the vesting term of the stock-based award, which is generally four years.

Expected forfeitures of unvested options are estimated at the time of grant and reduce the recognized stock-based compensation expense.  The forfeitures were estimated based on historical experience.  The significant assumptions used in the calculation of stock based compensation are discussed in detail in Note 2 to our consolidated financial statements included elsewhere in this report.

Prosper has granted options to purchase shares of common stock to non-employees in exchange for services performed.  Prosper accounts for stock options, restricted stock, and warrants issued to non-employees in accordance with the provisions of ASC 505-50, Equity-Based payments to Non-Employees (formerly, EITF Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling Goods, or Services) which requires that equity awards be recorded at their fair value.  Under ASC Topic 718 and 505, we use the Black-Scholes model to estimate the value of options granted to non-employees at each vesting date to determine the appropriate charge to stock-based compensation.  The volatility of common stock was based on comparative company volatility.  The Black-Scholes model requires the input of highly subjective assumptions, including the expected stock price volatility.  Because Prosper’s equity awards have characteristics significantly different from those of traded options, the changes in the subjective input assumptions can materially affect the fair value estimate.

Income Taxes

ASC Topic 740, Income Taxes (formerly, SFAS No. 109, Accounting for Income Taxes) provides for the recognition of deferred tax assets if realization of such assets is more likely than not.  Based upon the weight of available evidence, which includes our historical operating performance and the reported cumulative net losses in all prior years, we have provided a full valuation allowance against our net deferred tax assets.  We will continue to evaluate the realizability of the deferred tax assets on a quarterly basis.

Results of Operations

Our results of operations for the three months ended March 31, 2010 and 2009, together with the percentage change between periods, are set forth below.

Prosper Marketplace, Inc.
Consolidated Statements of Operations
(Unaudited)

	Three Months Ended March 31,				Change from prior period
	2010		2009
		As % of sales		As % of sales	$ Increase / (Decrease)%
Revenues
Agency fees	$148,605		$-		$148,605	n/a
Loan servicing fees	65,085		180,942		(115,857)	(64%)
Interest income (expense) on Borrower Loans and Borrower Payment Dependent Notes, net	25,874		-		25,874	n/a
Rebates and promotions	(1,668)		-		(1,668)	n/a
	237,896		180,942		56,954	31%
Cost of Revenues
Cost of services	(182,391)	(77%)	(120,610)	(67%)	(61,781)	51%
Provision for loan and Note repurchases	(8,033)	(3%)	(231)	(0%)	(7,802)	3377%
Total revenues, net	47,472		60,101		(12,629)	(21%)

Operating expenses
Compensation and benefits	1,174,825	494%	1,429,630	790%	(254,805)	(18%)
Marketing and advertising	287,048	121%	31,326	17%	255,722	816%
Depreciation and amortization	129,731	55%	155,837	86%	(26,106)	(17%)
General and administrative
Professional services	724,209	304%	917,083	507%	(192,874)	(21%)
Facilities and maintenance	163,856	69%	173,176	96%	(9,320)	(5%)
Other	315,327	133%	266,291	147%	49,036	18%
Total expenses	2,794,996		2,973,343		(178,347)	(6%)
Loss before other income (expense)	(2,747,524)		(2,913,242)		165,718	(6%)

Other income (expense)
Interest Income	469	0%	25,372	14%	(24,903)	(98%)
Change in fair value on Borrower Loans and Borrower Payment Dependent Notes, net	90,709	38%	-	0%	90,709	n/a
Loss on impairment of fixed assets	-	0%	(40,515)	(22%)	40,515	(100%)
Other income	13,626	6%	37,383	21%	(23,757)	(64%)
Total other income	104,804		22,240		82,564	371%
Loss before income taxes	(2,642,720)		(2,891,002)		248,282	(9%)
Income taxes	-	0%	-	0%	-	n/a
Net Loss	$(2,642,720)		$(2,891,002)		$248,282	(9%)

Revenues

Our business model involves the charging of transaction fees to borrowers and servicing fees to lender members.  Borrowers are charged a transaction fee for loan origination services and the lender members pay a fee to us for managing the payments on the loans and maintaining account portfolios.  We also charge NSF fees to our borrowers for failed payments.  In addition, we generate revenue from interest earned on cash, cash equivalents and borrower loans.

Agency Fees

Our borrowers pay a one-time transaction fee at the time a borrower loan is funded.  Borrowers with an AA Prosper Rating are charged 0.5% with no minimum fee and borrowers with a Prosper Rating of A through HR are charged 3% or $50, whichever is greater.  The borrower agency fee is included in the annual percentage rate (APR) calculation provided to the borrowers and is deducted from the gross loan proceeds prior to disbursement of funds to the borrowers.  Borrowers are only charged an agency fee if a borrower loan is funded.  Prior to October 16, 2008, agency fees on the platform have ranged from 1.0% and 3.0% depending on the credit quality of the borrower, with a minimum fee of $75, whichever was greater.  Agency fees were $148.6 thousand for the three months ended March 31, 2010.  The Company had no agency fees for the three months ending March 31, 2009, stemming from the Company not originating any new loans during our quiet period which extended into the third quarter of 2009.  Prosper originated 1,243 loans in the three months ended March 31, 2010.

Loan Servicing Fees

Lender members are charged a servicing fee on the Notes, which is accrued daily based on the current outstanding Note principal balance.  Currently the servicing fee is an annualized rate of 1.0% of the outstanding principal balance of the loan.  Prior to October 14, 2008 servicing fees ranged between 0% and 1.0% for some loans depending on the borrower’s credit grade.  Loan servicing fees were $65.1 thousand and $180.9 thousand for the three months ended March 31, 2010 and 2009, respectively.  The decrease in loan servicing fees is attributed primarily to the overall decrease in the outstanding principal balance of loans serviced from the comparable prior year periods.

Our procedures generally require the automatic debiting of borrower member bank accounts by automated clearing house (ACH) transfer, although we allow payment by check and bank draft.  We charge a non-sufficient funds fee to a borrower member to cover the cost we incur if an automatic payment fails and is rejected by the borrower member’s bank, for example if there is an insufficient balance in the bank account or if the account has been closed or otherwise suspended.  If an automatic payment fails we make up to two additional attempts to collect; however, there is no additional fee charged to the borrower if these attempts fail.  We retain the entire amount of the non-sufficient funds fee, which is currently $15.00 per initial payment failure, or such lesser amount required by law, to cover our costs.

Interest Income on Borrower Loans and Payment Dependent Notes

Since July 13, 2009, the implementation of our new operating structure, we began recording interest income from our borrower loans and corresponding interest expense from our Notes. Gross interest income earned and gross interest expense incurred were $459.5 thousand and $433.6 thousand, respectively for the three months ended March 31, 2010. Over time, we expect that revenues and expenses related to borrower loans and Notes will increase as we grow our platform.

Cost of Revenues

Cost of Services

Our cost of services are comprised primarily of credit bureau fees, payments to strategic partners, collections expenses, referral award programs, the change in fair value of servicing rights and other expenses directly related to loan funding and servicing.  For the three months ended March 31, 2010 cost of service expenses were $182.4 thousand, an increase of $61.8 thousand or 51% as compared to $120.6 thousand for the three months ended March 31, 2009.  The increase is primarily due to the fact that we did not originate any new loans during the first quarter of 2009 while operating in a quiet period, which extended into the third quarter of 2009.

Loan and Note Repurchases

For the three months ended March 31, 2010 and 2009, we recorded recoveries on prior repurchase losses (i.e., income) of approximately $2.0 thousand and $2.3 thousand, respectively.  Judgments in our favor have lead to recoveries during the period which correspond to certain loan repurchases.  There were no repurchase losses for the three months ended March 31, 2010, as compared to repurchase losses of $12.5 thousand for the three months ended March 31, 2009. We have devoted a significant amount of attention to fraud prevention and will continue to implement additional fraud prevention and control procedures to maintain a low level of repurchase losses due to identity theft and operational errors.

Other Income (Expense)

Interest Income

Interest income on cash and cash equivalents was nominal for the three months ended March 31, 2010, a decrease of $24.9 thousand or 98% as compared to $25.4 thousand for the three months ended March 31, 2009.  The decrease in investment income is primarily attributable to lower average cash balances through the first quarter of 2010 as compared to 2009 cash balances and a general decrease in interest rates.

Change in Fair Value on Borrower Loans and Payment Dependent Notes, net

Under the methods described in ASC Topic 820, Fair Value Measurements and Disclosures (formerly, SFAS No. 157, Fair Value Measurements), unrealized gains or losses on the borrower loans and borrower payment dependent notes for which the fair value option has been elected are recorded as a separate line item in our consolidated statement of operations. The total fair value adjustment was $634.7 thousand and $725.4 thousand for the borrower loans and Notes, respectively, resulting in a net unrealized gain of $90.7 thousand for the three months ended March 31, 2010.

Impairment of Fixed Assets

During the first quarter of 2009, management made the decision to discontinue the development of one of its planned software development projects. The software asset previously capitalized in 2008 was deemed to be impaired in accordance with ASC Topic 360. An impairment charge of $40,515, encompassing the amount capitalized in 2008, is included as a component of other income (loss) in our consolidated statement of operations for the three months ended March 31, 2009.

Other Income

        Other income consists primarily of credit referral fees, where partner companies pay us an agreed upon amount for referrals of customers from our website.  Other income was $13.6 thousand for the three months ended March 31, 2010, a decrease of $23.8 thousand or 64% as compared to $37.4 thousand for the three months ended March 31, 2009.  The decrease in other income is primarily due to the loss of a credit referral partner which was in place in the first quarter of the prior year as well as the slight decline in the amount of volume for other credit referral partners.

	Three Months Ended March 31,
	2010	2009	Change from prior period
	(Unaudited)	(Unaudited)	$ Increase / (Decrease)%
Operating expenses
Compensation and benefits	$1,174,825	$1,429,630	$(254,805)	(18%)
Marketing and advertising	287,048	31,326	255,722	816%
Depreciation and amortization	129,731	155,837	(26,106)	(17%)
General and administrative
Professional services	724,209	917,083	(192,874)	(21%)
Facilities and maintenance	163,856	173,176	(9,320)	(5%)
Other	315,327	266,291	49,036	18%
Total expenses	$2,794,996	$2,973,343	$(178,347)	(6%)

Operating Expenses

Compensation and benefits were $1.2 million and $1.4 million for the three months ended March 31, 2010 and 2009, respectively. The decreases were predominantly due to employee reductions through voluntary and involuntary termination which in turn decreased salaries and wages, related payroll taxes and benefits expense.  There was a reduction in the amount of contract labor we used as well as a decreases in stock-based compensation expense.

Marketing and advertising costs consist primarily of search engine marketing, online and offline marketing campaigns, public relations and tradeshows and events.  Marketing and advertising costs were $287.0 thousand for the three months ended March 31, 2010 compared to $31.3 thousand for the three months ended March 31, 2009, an increase of $255.7 thousand or 816%.  The increase in marketing and advertising expenditures resulted from the fact that we were not offering loans on our platform through the first quarter of 2009.

Depreciation and amortization were $129.7 thousand and $155.8 thousand for the three months ended March 31, 2010 and 2009, respectively, a decrease of $26.1 thousand or 17%.  The decreases were primarily due to assets becoming fully depreciated during the period.

General and Administrative Expenses

Professional service expenses are comprised of legal expenses, audit and accounting fees and consulting services.  Professional service expenses for the three months ending March 31, 2010 were $724.2 thousand, a decrease of $192.9 thousand or 21% as compared to $917.1 thousand for the three months ended March 31, 2009.  For the three months ended March 31, 2009, we incurred higher legal and audit fees associated with the preparation and filing of our Registration Statement. These expenses were not incurred in the three months ended March 31, 2010. These decreases in legal and audit fees were partially offset by an increase in legal fees stemming from our class action lawsuit as discussed further in Note 12 of our consolidated financial statements.

Facilities and maintenance expenses consist primarily of rents paid for our corporate office lease and data co-location facility, office expenses and equipment and software costs that did not meet capitalization criteria. Facilities and maintenance expenses for the three months ended March 31, 2010 were $163.9 thousand, a decrease of $9.3 thousand or 5% as compared to $173.2 thousand for the three months ended March 31, 2009.  The overall decline in facilities and maintenance expenses is due to a reduction in office supply expense, software costs that did not meet capitalization criteria, and hardware and software maintenance and support costs.

        Other general and administrative expenses consist of bank service charges, NASAA state penalty settlement expenses, travel and entertainment, taxes and licenses, communications costs and other miscellaneous expenses.  Other general and administrative expenses for the three months ended March 31, 2010 were $315.3 thousand, an increase of $49.0 thousand or 18% as compared to $266.3 thousand for the three months ended March 31, 2009.  The increase is primarily due to the additional interest expense that we incurred in connection with additional bridge funding as discussed in Note 5 of our consolidated financial statements, and was partially offset by decreases in EDGAR printing and filing services and bank service charges.

Liquidity and Capital Resources

We have incurred operating losses since our inception and we anticipate that we will continue to incur net losses through 2010.  We had negative cash flows from operations of $2.0 million and $2.4 million for the three months ended March 31, 2010 and 2009, respectively.  Additionally, since our inception through March 31, 2010, we have an accumulated deficit of $43.3 million.

To date, we have financed our operations with proceeds primarily from the sale of equity securities. We are dependent upon raising additional capital or debt financing to fund our current operating plan.  Failure to obtain sufficient debt and equity financings and, ultimately, to achieve profitable operations and positive cash flows from operations could adversely affect our ability to achieve our business objectives and continue as a going concern.  Further, an unfavorable outcome of the class action lawsuit at the high end of the range could hinder our ability to continue operations, absent other extenuating circumstances. There can be no assurances as to the availability or terms upon which the required financing and capital might be available.

Net cash used in operating activities was $2.0 million and $2.4 million for the three months ended March 31, 2010 and 2009, respectively.  Net cash used in operating activities consisted mostly of payroll and benefits, costs associated with legal and accounting services, marketing expenses and cost of service expenses.  The expected increase in origination revenue is expected to reduce our on-going cash requirements.

Net cash provided by financing activities for the three months ended March 31, 2010 was $6.9 million which consisted of proceeds from the issuance of Lender Notes of $5.9 million, proceeds from the issuance of a long term promissory note of $2.3 million, offset by repayments of Notes of $1.3 million.  Net cash used in financing activities for the year ended March 31, 2009 was $11.8 thousand which consisted solely of proceeds from the exercise of stock options.

In 2006, we entered into a non-interest bearing promissory note in the amount of $380,000 for the purchase of the “Prosper.com” domain name. As of March 31, 2010 the remaining principal balance remaining on the note was $320,000.  A principal payment of $20,000 is due in June 2010 with the remaining principal amount of $300,000 will be due in June 2011.

In November of 2009, we and QED Fund I, L.P. (“QED”), entered into a note and Warrant Purchase Agreement, pursuant to which, Prosper sold to QED a Convertible Promissory Note (the “QED Note’).  The QED Note is in the principal amount of $1,000,000.  Interest on the QED Note accrued at a per annum rate of 15.0%.  All principal and accrued interest under the note were due in a single payment on November 10, 2011.  These amounts were converted into Series D Shares on April 15, as noted below.

On February 1, 2010, we entered into a note and Warrant Purchase Agreement with certain of our existing investors, pursuant to which, we issued and sold to such investors a series of unsecured Convertible Promissory Notes (the “February Bridge Notes”), dated as of February 1, 2010, in the aggregate principal amount of $2,000,000.  Interest on the February Bridge Notes accrues at a per annum rate of 15.0%.  All principal and accrued interest under the February Bridge Notes were due in a single payment on April 1, 2010.  These notes and all accrued interest thereunder were converted into Series D Shares on April 15, as noted below.

On March 15, 2010, we entered into a Note Option Agreement (the “Larsen Option Agreement”) with Christian A. Larsen, our Chairman and Chief Executive Officer as well as one of our principal stockholders, pursuant to which, Mr. Larsen granted us an option (the “Option”) to sell him an aggregate principal amount of up to $300,000 of unsecured Convertible Promissory Notes (the “Larsen Bridge Notes”), in $100,000 increments.  On March 22, 2010, we exercised the Option in full and sold to Mr. Larsen, Larsen Bridge Notes in the aggregate principal amount of $300,000.  Interest on the notes accrued at a per annum rate of 15.0%.  All principal and accrued interest under the notes were due in a single payment on April 30, 2010.   These notes and all accrued interest thereunder were paid in full on April 15, 2010, as discussed below.

On April 1, 2010, we entered into a Note Purchase Agreement with certain of our existing investors, pursuant to which, we issued and sold to such investors an additional series of unsecured Convertible Promissory Notes (the “April Bridge Notes”), dated as of April 1, 2010, in the aggregate principal amount of $250,000.  Interest on the April Bridge Notes accrued at a per annum rate of 15.0%.  All principal and accrued interest under the April Bridge Notes was due in a single payment on April 30, 2010.  These notes and all accrued interest thereunder were converted into Series D Shares on April 15, 2010, as discussed below.

On April 15, 2010, we entered into a Stock Purchase Agreement with certain new investors and certain of its existing investors, pursuant to which, Prosper issued and sold to such purchasers (either directly or through certain of their respective affiliates) 20,340,705 Series D shares for an aggregate purchase price of $14.7 million (“Series D Financing”).

In connection with the consummation of the Series D Financing, (i) pursuant to an amendment to the QED Note entered into by QED and the Company, the QED Note and all accrued interest thereunder was converted into Series D Shares, equal to principal and accrued interest on the QED Note, plus $300,000 which represented consideration for QED’s agreement to convert the QED Note prior to its maturity date; (ii) pursuant to an amendment to each of the February Bridge Notes entered into by the Company and each February Bridge Note purchaser, the maturity date of each February Bridge Note was deferred until the later of April 30, 2010 or the consummation of the Series D Financing; all accrued interest under the February Bridge Notes were subsequently converted into Series D Shares; (iii) the Larsen Bridge Notes and all accrued interest thereunder were paid in full pursuant to the terms thereof; and (iv) each of the April Bridge Notes and all accrued interest thereunder was converted into Series D Shares pursuant to the terms thereof.

Net cash used in investing activities for the three months ended March 31, 2010 was $4.7 million which consisted of $5.9 million of originations of borrower loans, and purchases of property plant and equipment of $144.2 thousand, offset by borrower loan repayments of $1.3 million.  Net cash used in investing activities was $97.1 thousand for the three months ended March 31, 2009, and was comprised solely of purchases of property and equipment.

We have assessed the contingent liability related to prior sales of loans on the platform and has determined that the occurrence of the contingency is reasonably possible but not probable and that contingent liability ranges from $0 in the event the company prevails to a maximum of $63.4 million which represents the remaining outstanding principal amount of $19.9 million and loans charged off of $43.5 million as of March 31, 2010 as discussed in Note 12 of our consolidated financial statements located elsewhere in this report.

Since our inception, inflation and changing prices have not had a material effect on our business and we do not expect that inflation or changing prices will materially affect our business in the foreseeable future.

Income Taxes

We incurred no income tax provision for the three months ended March 31, 2010 and 2009.  Given our history of operating losses and inability to achieve profitable operations, it is difficult to accurately forecast how results will be affected by the realization and use of net operating loss carry forwards.

ASC Topic 740, Income Taxes (formerly, SFAS No. 109, Accounting for Income Taxes) provides for the recognition of deferred tax assets if realization of such assets is more likely than not.  Based upon the weight of available evidence, which includes our historical operating performance and the reported cumulative net losses in all prior years, we have provided a full valuation allowance against our net deferred tax assets.  We will continue to evaluate the realizability of the deferred tax assets on a quarterly basis.

Off-Balance Sheet Arrangements

As of March 31, 2010, we have not engaged in any off-balance sheet financing activities.  We do not have any interest in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities.

Additional Information about the Prosper Marketplace Loan Platform

Prosper Rating

Each listing is assigned a Prosper Rating. The Prosper Rating is a letter that indicates the level of risk associated with a listing and corresponds to an estimated average annualized loss rate range, or loss rate, for the listing. This rating system allows Prosper to maintain consistency when assigning a rating to the listing. There are currently seven Prosper Ratings, but this, as well as the loss ranges associated with each, may change over time as the marketplace dictates.

The Prosper Ratings that were in place as of March 31, 2010 and the estimated loss ranges associated with them are as follows:

Prosper Rating	Est. Avg. Annual Loss Rate
AA	0.00% - 1.99%
A	2.00% - 3.99%
B	4.00% - 5.99%
C	6.00% - 8.99%
D	9.00% - 11.99%
E	12.00% - 14.99%
HR	>=15.00%

 The loss rate is based on the historical performance of borrowers on Prosper borrower loans with similar characteristics and is determined by two scores: (1) a custom Prosper score, discussed below, and (2) a credit score obtained from a credit reporting agency (currently, Experian’s Scorex PLUS score). The use of these two scores determines an estimated loss rate for each listing, which then determines the Prosper Rating.

The following table provides an example of how the system works. Each of the two scores is divided into 10 segments and each cell indicates an estimated loss rate based on the intersection of the two scores. The score ranges were chosen based on loss rate differentiation. Estimated net loss rates for the cells in the chart below are based on performance of historical Prosper borrower loans through March 31, 2009, that fall into given cells; cells are combined due to small volumes or similar behavior, or both.  For example, a borrower listing with a Prosper score of 9 and a credit agency score of 715 has an estimated loss rate of 2.1%.  The 2.1% loss rate equates to an “A” Prosper Rating.  The loss rates will be updated at least annually, but no more frequently than quarterly, based on the performance history of the borrower loans.  These are the estimated loss rates that are published on our website as of March 31, 2010.

		Experian Scorex PLUS Score
	Prosper Score/ (raw score)	600-619	620-639	640-679	680-699	700-729	730-769	770-799	800+
1	(35.0-100)	34.5%	34.5%	34.5%	34.5%	34.5%	34.5%	34.5%	34.5%
2	(28.0-34.99)	25%	25%	25%	25%	25%	18%	18%	18%
3	(22.0-27.99)	25%	25%	25%	25%	18%	18%	18%	18%
4	(18.0-21.99)	19%	19%	18%	18%	18%	18%	8.5%	6.2%
5	(13.0-17.99)	19%	19%	18%	18%	18%	18%	8.5%	6.2%
6	(11.0-12.99)	14.7%	14.7%	14%	14%	10%	10%	7%	1.5%
7	(9.0-10.99)	14.7%	14.7%	10%	10%	10%	10%	7%	1.5%
8	(7.0-8.99)	14.7%	14.7%	10%	10%	8%	5%	2.1%	1.5%
9	(4.0-6.99)	14.7%	14.7%	6.5%	6.5%	2.1%	2.1%	2.1%	1.5%
10	(0.0-3.99)	14.7%	14.7%	6.5%	6.5%	2.1%	0.6%	0.6%	0.6%

Recent Loan Originations

The table below shows loan volume and average lender yield by Prosper Rating for originations since July 13, 2009 as of March 31, 2010.

July 13, 2009 - March 31, 2010 Originations

Prosper Score	Number	Amount	Average Loan Amount	Weighted Average Lender Yield
AA	501	$3,255,695	$6,498	8.72%
A	781	4,019,369	5,146	9.72%
B	185	1,203,964	6,508	14.24%
C	627	2,451,132	3,909	20.38%
D	554	2,112,576	3,813	25.99%
E	291	739,057	2,540	31.30%
HR	338	1,038,193	3,072	30.07%
Total	3,277	$14,819,986	$4,522	16.45%

Historical Performance

The following four tables show loan performance through March 31, 2010 by Prosper Rating and loan age.  Loans originated prior to 2009 were not assigned a Prosper Rating.  In order to view performance on a comparable basis, loans originated prior to 2009 were retroactively assigned a Prosper Rating based upon their applicable listing characteristics.  The “No Rating” category includes loans with a credit score of less than 640 as well as loans for or which we could not generate a Prosper Rating because the credit variables needed to determine the rating were not available.

The table below shows 31-120 day past due delinquency rates for loans originated prior to July 13, 2009.  We consider loans more than 30 days past due to be severely delinquent due to the significant decrease in the likelihood of receiving future payment once a loan has missed two payments.

Unit Delinquency Rate by Cycle for Loans Originated Prior to July 13, 2009
31+ Days Past Due / Number Loans Outstanding
as of March 31, 2010
	Prosper Rating
Age in Months:	AA	A	B	C	D	E	HR	No Rating
1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
2	0.19%	0.17%	0.00%	0.36%	0.30%	0.66%	0.85%	2.40%
3	0.19%	0.34%	0.00%	0.73%	0.81%	1.00%	2.39%	4.73%
4	0.40%	0.52%	0.33%	1.47%	1.74%	1.00%	4.13%	7.67%
5	0.32%	0.81%	0.68%	1.80%	2.13%	2.22%	5.74%	8.69%
6	0.33%	0.83%	0.69%	2.29%	2.68%	2.75%	6.96%	9.15%
7	0.34%	0.94%	1.06%	2.97%	2.80%	3.66%	7.86%	9.10%
8	0.70%	1.45%	1.44%	3.42%	2.96%	3.59%	8.34%	9.10%
9	0.86%	1.58%	1.47%	3.34%	3.70%	3.68%	8.81%	9.14%
10	0.64%	1.43%	1.52%	3.45%	3.60%	4.55%	8.78%	9.49%
11	0.40%	1.37%	1.57%	3.68%	3.91%	5.25%	8.57%	9.54%
12	0.41%	1.83%	2.00%	4.06%	4.67%	5.17%	8.55%	9.19%
13	0.57%	2.10%	2.46%	3.90%	5.48%	4.46%	9.35%	9.04%
14	0.44%	1.93%	2.54%	3.91%	4.86%	5.35%	9.79%	8.84%
15	0.15%	1.75%	1.77%	4.11%	4.24%	5.91%	9.54%	8.83%
16	0.31%	2.04%	2.26%	5.01%	4.29%	5.86%	9.55%	8.70%
17	0.66%	1.98%	3.77%	5.27%	3.84%	4.45%	8.86%	8.18%
18	1.41%	2.48%	2.53%	5.84%	3.93%	3.54%	9.20%	8.31%
19	1.77%	1.88%	3.26%	4.24%	4.23%	3.92%	9.20%	8.34%
20	1.53%	1.60%	2.44%	3.23%	4.36%	3.38%	8.18%	8.56%
21	1.26%	2.05%	3.50%	2.56%	4.33%	3.56%	8.40%	8.36%
22	1.17%	2.36%	4.88%	3.73%	4.87%	3.42%	8.84%	8.10%
23	1.80%	2.20%	3.74%	4.79%	4.14%	3.24%	9.18%	7.55%
24	0.92%	2.27%	3.33%	4.36%	3.51%	4.89%	9.69%	7.62%
25	2.27%	2.35%	2.70%	5.05%	4.60%	6.33%	9.47%	7.57%
26	1.90%	3.13%	4.62%	4.74%	4.35%	5.30%	8.86%	7.80%
27	2.42%	3.30%	1.75%	4.69%	6.13%	6.73%	8.74%	7.81%
28	0.92%	3.33%	2.08%	4.76%	6.27%	5.68%	8.65%	7.81%
29	0.00%	3.25%	0.00%	2.94%	5.43%	7.23%	8.22%	7.83%
30	0.00%	3.74%	2.94%	1.68%	4.59%	9.23%	8.54%	7.95%
31	0.00%	5.32%	6.25%	2.91%	2.76%	5.45%	7.19%	7.46%
32	1.85%	2.94%	8.00%	1.25%	4.38%	9.30%	8.26%	7.03%

The table below shows 31-120 day past due delinquency rates for loans originated from July 13, 2009 to March 31, 2010.  We have included actual historical delinquency rates compared to estimated delinquency rates for borrower loans originated after July 13, 2009, as shown below.  We consider loans more than 30 days past due to be severely delinquent due to the significant decrease in the likelihood of receiving future payment once a loan has missed two payments.

Unit Delinquency Rate by Cycle for Loans Originated From July 13, 2009
31+ Days Past Due / Number Loans Outstanding
as of March 31, 2010

	Prosper Rating
	AA		A		B		C		D		E		HR
Age in Months:	Actual	Expected	Actual	Expected	Actual	Expected	Actual	Expected	Actual	Expected	Actual	Expected	Actual	Expected
1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
2	0.28%	0.00%	0.18%	0.00%	0.00%	0.00%	0.43%	0.00%	0.77%	0.00%	0.43%	0.00%	1.19%	0.00%
3	0.34%	0.28%	0.22%	0.52%	0.00%	0.78%	0.78%	1.11%	1.55%	1.48%	1.56%	1.79%	3.03%	4.37%

The following table shows cumulative average annualized dollar loss rates for loans originated prior to July 13, 2009.

Cumulative Average Annual Loss % for Loans Originated Prior to July 13, 2009
as of March 31, 2010

	Prosper Rating
Age in months:	AA	A	B	C	D	E	HR	No Rating
1	0.00%	0.27%	0.00%	0.00%	0.00%	0.00%	0.00%	0.02%
2	0.00%	0.18%	0.00%	0.00%	0.00%	0.00%	0.34%	0.06%
3	0.00%	0.14%	0.00%	0.00%	0.09%	0.00%	0.46%	0.06%
4	0.00%	0.11%	0.00%	0.00%	0.07%	0.00%	0.46%	0.09%
5	0.00%	0.25%	0.00%	0.46%	0.29%	1.44%	1.84%	2.87%
6	0.27%	0.63%	0.00%	2.15%	1.08%	1.32%	3.90%	5.67%
7	0.25%	0.69%	0.00%	3.13%	2.27%	1.51%	5.83%	9.02%
8	0.23%	0.72%	0.00%	3.35%	2.69%	2.75%	8.55%	11.24%
9	0.41%	1.03%	0.12%	4.73%	3.67%	3.83%	10.79%	13.63%
10	0.74%	1.32%	0.78%	6.40%	4.37%	5.15%	12.84%	15.07%
11	1.69%	1.80%	1.27%	6.40%	5.15%	6.39%	14.62%	16.57%
12	1.61%	1.82%	1.20%	7.10%	5.89%	7.27%	16.53%	17.87%
13	1.54%	2.08%	1.33%	8.03%	6.75%	8.43%	17.39%	18.91%
14	1.63%	2.29%	1.51%	8.54%	7.21%	9.43%	18.42%	19.86%
15	1.59%	2.39%	2.06%	8.79%	7.94%	9.66%	19.47%	20.36%
16	1.92%	2.82%	2.09%	9.38%	8.41%	10.34%	20.26%	20.98%
17	1.87%	2.93%	2.47%	9.65%	8.75%	11.42%	21.36%	21.41%
18	1.82%	3.16%	3.35%	10.12%	9.17%	11.84%	21.84%	21.72%
19	1.78%	3.42%	3.42%	11.12%	9.23%	12.39%	22.33%	22.01%
20	2.14%	3.48%	4.18%	11.45%	9.36%	12.78%	22.99%	22.17%
21	2.31%	3.62%	4.32%	11.74%	9.63%	12.72%	23.43%	22.47%
22	2.58%	3.63%	4.50%	11.78%	9.86%	12.80%	23.66%	22.85%
23	2.65%	3.62%	4.71%	11.78%	10.14%	13.04%	23.98%	23.07%
24	2.64%	3.73%	4.83%	11.95%	10.19%	13.02%	24.22%	23.20%
25	2.75%	3.75%	4.95%	12.00%	10.33%	12.98%	24.43%	23.33%
26	2.77%	3.80%	4.93%	12.10%	10.35%	13.10%	24.58%	23.47%
27	2.76%	3.87%	5.00%	12.30%	10.43%	13.36%	24.78%	23.54%
28	2.87%	3.86%	5.18%	12.34%	10.49%	13.42%	24.90%	23.62%
29	2.87%	3.90%	5.17%	12.36%	10.53%	13.39%	24.98%	23.74%
30	2.86%	3.92%	5.17%	12.38%	10.58%	13.40%	25.05%	23.85%
31	2.86%	3.91%	5.16%	12.38%	10.64%	13.43%	25.10%	23.95%
32	2.86%	3.94%	5.16%	12.37%	10.65%	13.42%	25.14%	24.04%

The following table shows cumulative average annualized dollar loss rates for loans originated from  July 13, 2009 to March 31, 2010. We have included actual cumulative average annualized dollar loss rates compared to estimated rates for borrower loans originated after July 13, 2009, as shown below.

Cumulative Average Annual Loss % for Loans Originated From July 13, 2009
as of March 31, 2010

	Prosper Rating
	AA		A		B		C		D		E		HR
Age in Months:	Actual	Expected	Actual	Expected	Actual	Expected	Actual	Expected	Actual	Expected	Actual	Expected	Actual	Expected
1	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
2	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
3	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%

Historical Information About Prosper Borrower Members and Outstanding Borrower Loans

From November 2005 through July 12, 2009, we facilitated 29,013 borrower loans with an average original principal amount of $6,174 and an aggregate original principal amount of $179,137,624.  As of March 31, 2010, 29.6% of the borrower loans were current, 36.5% were paid in full, 0.4% were 16 to 30 days past due, 1.7% were more than 30 days past due, and 31.5% had defaulted.  A borrower loan is considered to have defaulted when it is more than 120 days past due or has been discharged in bankruptcy.  Of the 29,013 borrower loans 11,957 loans, or 41%, had been greater than 15 days past due at any time, 10,738 loans, or 37%, had been more than 30 days past due at any time, 9,892 or 34%, had been more than 60 days past due at any time. A total of 77 loans, with an aggregate original principal amount of $577,402 (0.3% of total) were repurchased by Prosper due to identification theft or operational issues.

The defaulted loans as of March 31, 2010 were comprised of 9,148 borrower loans, equaling a total net defaulted amount of $43,643,526.  Of these 9,148 defaulted loans, 996 were loans in which the borrowers had filed for bankruptcy, equaling $5,202,420 in net defaulted amount.

The following table presents additional aggregated information as of March 31, 2010 regarding delinquencies, defaults and borrower payments, grouped by Prosper Rating, for all loans originated on our website from November 2005 through July 12, 2009.  With respect to delinquent borrower loans, the table shows the entire amount of the principal remaining due (not just that particular payment) as of March 31, 2010.
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Loan Originations
November 2005 - July 12th, 2009
(as of March 31, 2010)

	Total Loan Originations		Current Loans			16-30 Days Past Due
Prosper Rating	Number	Amount	Number	Origination Amount	Outstanding Principal	Number	Origination Amount	Outstanding Principal
AA	1148	$5,610,741	389	$2,299,474	$819,998	1	$5,500	$1,552
A	1241	$6,315,414	577	$3,099,186	$1,130,340	1	$3,000	$1,114
B	319	$2,254,565	143	$978,808	$333,181	-	$-	$-
C	1448	$11,287,831	708	$5,128,969	$1,926,272	7	$53,118	$25,499
D	2048	$14,156,042	1023	$6,794,112	$2,559,402	7	$37,680	$14,356
E	622	$3,750,560	322	$1,832,253	$737,142	4	$27,499	$13,169
HR	6914	$67,881,305	2601	$22,564,923	$7,659,996	40	$434,115	$146,865
N/A1	15273	$67,881,166	2830	$9,679,533	$3,307,126	68	$238,109	$92,734

	29,013	179,137,624	8,593	52,377,258	18,473,456	128	799,021	295,289
	avg loan size:	$6,174

percent of total			29.6%	29.2%		0.4%	0.4%

	Paid In Full		31+ Days Past Due			Defaulted 2
Prosper Rating	Number	Origination Amount	Number	Origination Amount	Outstanding Principal	Number	Origination Amount	Net Charged Off Principal
AA	727	$3,034,502	2	$25,000	$12,864	27	$238,265	$160,914
A	566	$2,682,678	16	$105,400	$45,415	78	$419,400	$281,198
B	147	$1,055,757	2	$17,100	$868	27	$202,900	$131,558
C	495	$3,767,983	19	$135,851	$72,526	210	$2,130,810	$1,506,153
D	655	$4,631,467	31	$197,924	$91,352	329	$2,487,059	$1,782,799
E	171	$1,012,983	12	$66,950	$26,509	112	$809,875	$602,465
HR	1662	$16,007,459	174	$1,696,948	$771,661	2425	$26,965,660	$19,878,903
N/A1	6163	$29,299,580	225	$842,175	$309,688	5940	$27,550,217	$19,299,535

	10,586	61,492,409	481	3,087,348	1,330,883	9,148	60,804,187	43,643,526

percent of total	36.5%	34.3%	1.7%	1.7%		31.5%	33.9%

	Repurchased					Default due to Delinquency:
Prosper Rating	Number	Origination Amount					8,152	$38,441,106
AA	2	$8,000
A	3	$5,750
B	-	$-				Default due to Bankruptcy3 :
C	9	$71,100					996	$5,202,420
D	3	$7,800
E	1	$1,000
HR	12	$212,200
N/A1	47	$271,552

	77	577,402
percent of total	0.3%	0.3%

1	includes loans with Credit Score<640 or insufficient credit data to determine Prosper Rating
2	includes all loans >120 days past due
3	Only includes loans where the bankruptcy notification date is prior to the date the loan became 121 days past due. If we were notified of a bankruptcy after the loan reached 121 days past due, it is included in the "Default due to Delinquency" totals.

From July 13, 2009 through March 31, 2010, Prosper facilitated 3,277 borrower loans with an average original principal amount of $4,522 and an aggregate original principal amount of $14,819,986.  As of March 31, 2010, 92.6% of the borrower loans were current or had not reached their first billing cycle and 6.1% were paid in full, 0.2% were 16 to 30 days past due, 0.9% were more than 30 days past due, and 0.1% had defaulted.  A borrower loan is considered to have defaulted when it is more than 120 days past due or has filed a bankruptcy or which has been discharged in bankruptcy.  Of the 3,277 borrower loans 78 loans, or 2%, had been greater than 15 days past due at any time, 47 loans, or 1%, had been more than 30 days past due at any time, 23 or 1%, had been more than 60 days past due at any time.  There were no loans originated during this period that were repurchased by Prosper due to identification theft or operational issues.

The following table presents additional aggregated information as of March 31, 2010, grouped by the Prosper Rating, for all loans originated on our website from July 13, 2009 through March 31, 2010.

Loan Originations
July 13, 2009 - March 31, 2010
(as of March 31, 2010)

	Total Loan Originations		Current Loans			16-30 Days Past Due
Prosper Rating	Number	Amount	Number	Origination Amount	Outstanding Principal	Number	Origination Amount	Outstanding Principal
AA	501	$3,255,695	461	$3,073,825	$2,772,136	-	$-	$-
A	781	$4,019,369	741	$3,889,802	$3,554,346	1	$4,999	$4,550
B	185	$1,203,964	175	$1,121,824	$1,036,540	-	$-	$-
C	627	$2,451,132	578	$2,217,332	$2,005,136	2	$3,500	$3,345
D	554	$2,112,576	507	$1,966,446	$1,833,281	4	$6,800	$6,624
E	291	$739,057	268	$694,357	$650,303	-	$-	$-
HR	338	$1,038,193	305	$917,995	$851,003	1	$5,000	$4,903

	3,277	14,819,986	3,035	13,881,581	12,702,745	8	20,299	19,421
	avg loan size:	$4,522

percent of total			92.6%	93.7%		0.2%	0.1%

	Paid In Full		31+ Days Past Due			Defaulted 1
Prosper Rating	Number	Origination Amount	Number	Origination Amount	Outstanding Principal	Number	Origination Amount	ChargedOffPrincipal
AA	38	$159,870	2	$22,000	$21,460	-	$-	$-
A	37	$117,568	2	$7,000	$6,383	-	$-	$-
B	8	$67,140	1	$5,000	$4,794	1	$10,000	$9,555
C	42	$200,100	4	$29,200	$28,741	1	$1,000	$1,000
D	33	$111,250	9	$21,780	$20,923	1	$6,300	$6,182
E	19	$36,200	4	$8,500	$8,251	-	$-	$-
HR	23	$79,748	8	$32,950	$32,169	1	$2,500	$2,500

	200	771,876	30	126,430	122,721	4	19,800	19,236

percent of total	6.1%	5.2%	0.9%	0.9%		0.1%	0.1%

	Repurchased					Default due to Delinquency:
Prosper Rating	Number	Origination Amount					3	$9,681
AA	-	$-
A	-	$-
B	-	$-				Default due to Bankruptcy2 :
C	-	$-					1	$9,555
D	-	$-
E	-	$-
HR	-	$-

	-	-

percent of total	0.0%	0.0%

1	includes all loans >120 days past due
2	Only includes loans where the bankruptcy notification date is prior to the date the loan became 121 days past due. If we were notified of a bankruptcy after the loan reached 121 days past due, it is included in the "Default due to Delinquency" totals.

The following table presents aggregate information as of March 31, 2010 on the results of our collection efforts for loans originated prior to July 13, 2009 that became more than 30 days past due at any time, grouped by Prosper Rating.  For purposes of this portfolio analysis, we have excluded the 77 loans that Prosper repurchased, due to identity theft or operational issues.

Prosper Rating	Loans In Collections	Origination Amount	Aggregate Amount Sent to Collections	Gross Amount Collected on Accounts sent to Collections	Number of Loans Charged-off	Gross Aggregate Principal Balance of Loans Charged-Off	Gross Amount Recovered on Loans Charged-Off	Net Aggregate Charge-Off
AA	34	$294,265	$19,504	$25,918	27	$163,739	$2,825	$160,914
A	92	498,133	32,475	38,157	78	288,635	7,437	281,198
B	32	233,800	15,493	5,169	27	134,558	3,000	131,558
C	234	2,327,462	157,411	71,560	210	1,556,951	50,798	1,506,153
D	387	2,915,888	203,169	178,332	329	1,815,116	32,317	1,782,799
E	130	908,870	65,717	40,104	112	608,601	6,136	602,465
HR	2,686	29,559,879	2,144,519	1,335,523	2,425	20,221,806	342,903	19,878,903
NA	6,695	30,660,597	2,309,253	1,750,144	5,940	20,028,194	728,659	19,299,535
Totals	10,290	$67,398,895	$4,947,541	$3,444,907	9,148	$44,817,600	$1,174,074	$43,643,526

The following table presents aggregate information, as of March 31, 2010 on the results of our collection efforts for loans originated after July 13, 2009 that became more than 30 days past due at any time, grouped by Prosper Rating.

Prosper Rating	Loans In Collections	Origination Amount	Aggregate Amount Sent to Collections	Gross Amount Collected on Accounts sent to Collections	Number of Loans Charged-off	Gross Aggregate Principal Balance of Loans Charged-Off	Gross Amount Recovered on Loans Charged-Off	Net Aggregate Charge-Off
AA	13	$45,500	$2,972	$-	-	$-	$-	$-
A	21	111,850	7,568	51	-	-	-	-
B	5	26,200	1,869	-	1	9,555	-	9,555
C	24	127,980	9,959	186	1	1,000	-	1,000
D	23	80,149	6,532	3,881	1	6,182	-	6,182
E	9	23,200	2,075	960	-	-	-	-
HR	16	44,260	3,758	714	1	2,500	-	2,500
NA	-	-	-	-	-	-	-	-
Totals	111	$459,139	$34,733	$5,793	4	$19,236	$-	$19,236

Item 3. Quantitative and Qualitative Disclosures about Market Risk

Not applicable for smaller reporting companies.

Item 4. Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Operating Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, we recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and we are required to apply our judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As required by Exchange Act Rule 15d-15(b), we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Operating Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the fiscal quarter covered by this report. Based on the foregoing, our Chief Executive Officer and Chief Operating Officer and Chief Financial Officer, have concluded that our disclosure controls and procedures were effective at the reasonable assurance level.

There has been no change in our internal control over financial reporting during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings.

The discussion of the NASAA settlement agreement and the class action lawsuit set forth in “Note 12 Commitment and Contingencies” of the registrant’s Notes to Consolidated Financial Statements contained in Part I, Item 1 of this report is incorporated herein by reference.  From time to time, we may be involved in various legal proceedings arising in the ordinary course of its business. While any litigation contains an element of uncertainty, management believes that the outcome of all pending legal proceedings will not have a material adverse effect on our consolidated results of operation or financial position. However, because of the nature and inherent uncertainties of litigation, should the outcome of any legal actions be unfavorable, we may be required to pay damages and other expenses, which could have a material adverse effect on our financial position and results of operations.    We are not currently subject to any other material legal proceedings.  Except for the above matters, we are not aware of any litigation matters which have had, or are expected to have, a material adverse effect on us.

Item 1A. Risk Factors.

The discussion in this Quarterly Report on Form 10-Q should be read together with the risk factors contained in Part 1, Item 1A, “Risk Factors,” of our Annual Report on Form 10-K for the fiscal year ended December 31, 2009. These risk factors describe various risks and uncertainties. These risks and uncertainties have the potential to affect our business, financial condition, results of operations, cash flows, strategies or prospects in a material and adverse manner. In addition, these risks could have a material adverse effect on the value of the Notes you purchase and could cause you to lose all or part of your initial purchase price or future principal and interest payments you expect to receive.  You should also refer to the individual borrower profiles and borrower credit information provided on our platform.

In addition, you should consider the following:

Some of the borrowers on our platform have “subprime” credit ratings, are considered higher than average credit risks, and may present a high risk of loan delinquency or default.

Some of the borrowers on our platform are people who have had difficulty obtaining loans from other sources, including banks and other financial institutions on favorable terms, or on any terms at all, due to credit problems, limited credit histories, adverse financial circumstances, or high debt-to-income ratios.  Therefore, acquiring Notes that are dependent for payment on payments we receive on the corresponding borrower loans of such borrowers may present a high risk of loan delinquency or default.  Since our inception in November 2005 through July 12, 2009, we facilitated 29,013 borrower loans with an average original principal amount of $6,174 and an aggregate original principal amount of $179,137,624 on our platform.  A total of 77 loans were repurchased by Prosper due to identify theft or operational issues.  As of March 31, 2010, of the 29,013 borrower loans, 29.6% were current, 36.5% were paid in full, 0.4% were 16 to 30 days late, and 1.7% were more than 30 days late.  In addition, of these 29,013 loans:

•	11,957 loans, or 41%, have been more than 15 days past due on at least one occasion;

•	10,738 loans, or 37%, have been more than 30 days past due on at least one occasion;

•	9,892 loans, or 34% have been more than 60 days past due on at least one occasion;

•	9,148 loans or 32% had defaulted (a borrower loan is considered to have defaulted when it is more than 120 days past due or has been discharged in bankruptcy).

From July 13, 2009 to March 31, 2010, we facilitated 3,277 borrower loans with an average original principal amount of $4,522 and an aggregate original principal amount of $14,819,986 on our platform.

There have been no repurchases by Prosper due to identity theft or operational issues during that time frame.  As of March 31, 2010, of the 3,277 borrower loans, 92.6% were current or had not reached their first billing cycle, 6.1% were paid in full, 0.2% were 16-30 days past due, 0.9% were more than 31 days past due, and 0.1% had defaulted.  In addition, of these 3,277 loans:

•	78 loans, or 2%, have been more than 15 days past due on at least one occasion;

•	47 loans, or 1%, have been more than 30 days past due on at least one occasion;

•	23 loans, or 1% have been more than 60 days past due on at least one occasion;

•	4 loans or 0.1% had defaulted (a borrower loan is considered to have defaulted when it is more than 120 days past due or has been discharged in bankruptcy).

Selected historical loss rates on the Notes can be found in Part 1, Item 2 of this report under "Historical Information about Our Prosper Borrower Members and Outstanding Borrower Loans.”  There can be no assurance that such historical loss rates will be indicative of future loss rates or the likelihood of the delinquency or default by a borrower under a borrower loan upon which a series of Notes is dependent for payment.

If payments on the corresponding borrower loans relating to the Notes become more than 30 days overdue, it is likely that purchasers of such Notes will not receive the full principal and interest payments that they expect to receive on the Notes, and they may not recover any of their original purchase price.

If a borrower fails to make a required payment on a borrower loan within 30 days of the due date, we will pursue reasonable collection efforts in respect of the borrower loan.  Referral of a delinquent borrower loan to a collection agency within five (5) business days after it becomes thirty days past due will be considered reasonable collection efforts.  Since our inception in November 2005 through July 12, 2009, we facilitated 29,013 borrower loans.  A total of 77 loans were repurchased by Prosper due to identity theft or operational issues with respect to the 29,013 borrower loans.  With respect to these 29,013 borrower loans as of March 31, 2010:

•	0.4% were 16 to 30 days late and 41.2% had been more than 15 days past due on at least one occasion; and

•	1.7% were more than 30 days late and 37.0% had been more than 30 days past due on at least one occasion.

From July 13, 2009 to March 31, 2010, we facilitated 3,277 borrower loans.  Of these 3,277 borrower loans, there were no loans repurchased by Prosper due to identity theft or operational issues, as of March 31, 2010.  With respect to these 3,277 borrower loans as of March 31, 2010:

•	0.2% were 16 to 30 days late and 2.4% had been more than 15 days past due on at least one occasion; and

•	0.9% were more than 30 days late and 1.4% had been more than 30 days past due on at least one occasion.

If we refer a borrower loan to a collection agency, Prosper will not have any other obligation to attempt to collect that borrower loan.  We may also handle collection efforts in respect of a delinquent borrower loan directly.  If payment amounts on a delinquent borrower loan are received from a borrower more than 30 days after their due date, if the delinquent loan is referred to an outside collection agency, that collection agency will retain a percentage of any funds recovered from such borrower as a servicing fee before any principal or interest becomes payable to you from recovered amounts in respect of Notes related to the corresponding borrower loan.  Collection fees range from 15% to 40% of recovered amounts.

Neither Prosper nor the collection agency may be able to recover some or all of the unpaid balance of a non-performing borrower loan, and a lender member who has purchased a Note dependent for payment on the non-performing borrower loan would then receive nothing or a small fraction of the unpaid principal and interest payable under the Note.  You must rely on the collection efforts of Prosper or the applicable collection agency to which such borrower loans are referred.  You are not permitted to attempt to collect payments on the borrower loans in any manner.

Risks Related to Prosper, Our Platform and Our Ability to Service the Notes

We face a contingent liability for securities law violations in respect of loans sold to our lender members from inception until October 16, 2008.  This contingent liability may impair our ability to operate our platform and service the borrower loans that correspond to your Notes.

Loans sold to lender members through our platform from our inception until October 16, 2008 may be viewed as involving an offering of securities that was not registered or qualified under federal or state securities laws.  To date, the following litigation has resulted from our prior operations.

•
In November of 2008, the SEC instituted cease and desist proceedings, pursuant to Section 8A of the Securities Act, against us.  In connection with such proceedings, we agreed to a settlement with the SEC and consented to the entry of a Cease and Desist order, in which we neither admitted nor denied liability, which was approved by the SEC on November 20, 2008.  The Cease and Desist order included a finding that we violated the registration requirements of the Securities Act, and required that we cease and desist from committing or causing any violations or any future violations.

•
On November 26, 2008, Prosper and the North American Securities Administrators Association, or “NASAA,” executed a settlement term sheet.  The term sheet sets forth the material terms of a consent order to resolve matters relating to our sale and offer of unregistered securities and the omission of material facts in connection with such offers and sales.  NASAA has recommended that each state adopt the terms of the settlement, however, the settlement is not binding on any state.  The terms of the settlement involve our payment of up to $1 million, which NASAA has allocated among the 50 states and the District of Columbia, based on our loan sale transaction volume in each state prior to November 24, 2008.  We will not be required to pay any portion of the fine allocated to those states that do not execute a consent order with Prosper.  The terms of the settlement require the states to terminate their investigation of our activities related to the sale of securities before November 24, 2008.  If a state does not elect to participate in the NASAA settlement, such state would not be prevented from pursuing its own remedies in connection with our sale of securities before November 24, 2008.  On April 21, 2009, we reached agreement with NASAA on the final terms of the consent order for consideration by the states.  As of March 31, 2010 and December 31, 2009, the Company had accrued approximately $322,000 and $356,000, respectively, in connection with this contingent liability in accordance with ASC Topic 450.  As of March 31, 2010, we had entered into 28 consent order agreements and have paid an aggregate of $390,712 in penalties.

•
On November 26, 2008, plaintiffs, Christian Hellum, William Barnwell and David Booth, individually and on behalf of all other plaintiffs similarly situated, filed a class action lawsuit against us, certain of our executive officers and our directors in the Superior Court of California, County of San Francisco, California.  The suit was brought on behalf of all loan note purchasers in our online lending platform from January 1, 2006 through October 14, 2008.  The lawsuit alleges that Prosper offered and sold unqualified and unregistered securities in violation of the California and federal securities laws.  The lawsuit seeks class certification, damages and the right of rescission against Prosper and the other named defendants, as well as treble damages against Prosper and the award of attorneys’ fees, experts’ fees and costs, and pre-judgment and post-judgment interest.

Some of the individual defendants filed a demurrer to the First Amended Complaint, which was heard on June 11, 2009 and sustained by the court with leave to amend until July 10, 2009.  The plaintiffs filed a Second Amended Complaint on July 10, 2009, to which the same individual defendants demurred.  On September 15, 2009, this demurrer was sustained by the court without leave to amend.

Prosper’s insurance carrier with respect to the class action lawsuit, Greenwich Insurance Company (“Greenwich”), has denied coverage.  On August 21, 2009, Prosper filed suit against Greenwich in the Superior Court of California, County of San Francisco, California.  The lawsuit seeks a declaration that Prosper is entitled to coverage under its policy with Greenwich for losses arising out of the class action lawsuit as well as damages and the award of attorneys’ fees and pre-judgment and post-judgment interest.

We intend to vigorously defend the class-action lawsuit and vigorously prosecute our suit against Greenwich.  We cannot, however, presently determine or estimate the final outcome of either lawsuit, and there can be no assurance that either matter will be finally resolved in our favor.  If the class-action lawsuit is not resolved in our favor, we might be obliged to pay damages, and might be subject to such equitable relief as a court may determine.  If our lawsuit against Greenwich is not resolved in our favor, we might not be able to recover any proceeds from Greenwich to offset any losses we incur in the class action lawsuit.

As a result of our prior operations, a lender member who holds a loan originated on our platform prior to October 15, 2008 may be entitled to rescind her purchase and be paid the unpaid principal amount of her borrower loan, plus statutory interest.  The aggregate principal amount of loans we originated on our platform from inception through October 14, 2008 by non affiliated purchasers is $178.1 million ($179.1 million total originations). Of this amount, as of March 31, 2010, $43.5 million had defaulted ($43.6 million total defaulted), and $19.9 million remained outstanding ($20.1 million total remained outstanding).  Prosper is potentially liable for the remaining outstanding principal amount if the current borrowers stop making payments.  We have not recorded an accrued loss contingency in respect of this contingent liability, although we intend to continue to monitor the situation.  Generally, the federal statute of limitations for noncompliance with the requirement to register securities under the Securities Act is one year from the violation; however, the statute of limitations periods under state laws may extend for a longer period of time.  If a significant number of our lender members sought rescission, or if the class action securities lawsuit is successful, our ability to maintain our platform and service the borrower loans to which the Notes correspond may be adversely affected.

We have incurred operating losses since our inception and we anticipate that we will continue to incur net losses through 2010.

Our failure to obtain sufficient debt and equity financings and, ultimately, to achieve profitable operations and positive cash flows from operations could adversely affect Prosper’s ability to achieve its business objectives and continue as a going concern.

We have incurred operating losses since our inception and we anticipate that we will continue to incur net losses for a number of years as we grow our business.  For the periods ended March 31, 2010 and 2009 we had negative cash flows from operations of $2.0 million and $2.4 million, respectively.  Additionally, since our inception through March 31, 2010, we have an accumulated deficit of $43.3 million.

We have financed our operations, to date, primarily with proceeds from the sale of equity securities.  At March 31, 2010, we had approximately $0.7 million in unrestricted cash and cash equivalents.  We are dependent upon raising additional capital or debt financing to fund our current operating plan.  Our failure to obtain sufficient debt and equity financings and, ultimately, to achieve profitable operations and positive cash flows from operations could adversely affect our ability to achieve our business objectives and continue as a going concern.  Further, an unfavorable outcome of the class action lawsuit at the high end of the range could hinder Prosper’s ability to continue its operations, absent other extenuating circumstances.   Further, we can provide no assurances as to the availability or terms upon which the required financing and capital might be available.

        The Company has assessed the contingent liability related to prior sales of loans on the platform and has determined that the occurrence of the contingency is reasonably possible but not probable and that contingent liability ranges from $0 in the event the company prevails to a maximum of $63.4 million which represents the remaining outstanding principal amount of $19.9 million and loans charged off of $43.5 million as of March 31, 2010.

On April 15, 2010, Prosper entered into a Stock Purchase Agreement with certain new investors and certain of its existing investors, pursuant to which, Prosper issued and sold to such purchasers (either directly or through certain of their respective affiliates) 20,340,705 Series D shares for an aggregate purchase price of $14.7 million including approximately $3.7 million from conversions of outstanding principal and interest due to existing investors.

Risks Relating to Compliance and Regulation

Prosper’s administration of the automated bidding plan system could create additional liability for Prosper and such liability could be material

A lender can identify loans on Prosper’s website in one of two ways:  manually, or through an automated plan.  Automated plans are automated bidding tools that allow a lender to place bids efficiently using criteria the lender sets, without having to look through every listing or worry about listing end dates. A lender specifies the amount of money and minimum yield percentage to bid on listings that meet the lender’s criteria, such as Prosper Rating, number of current delinquencies, or other listing features. Prosper offers several plans as models with pre-filled criteria that will help get a lender started. Since our relaunch in July 2009, approximately 51% of the bids made on our platform (measured in terms of dollar volume) were made by members using our automated plan system.

Each automated plan represents a group of loan criteria, that if implemented, allow a lender to bid on loans meeting such criteria.  Since the Notes ultimately purchased through an automated plan are the same as Notes purchased manually, they present the same risks of non-payment as all Notes that may be purchased on Prosper’s website.  For example, as with any other Note purchased through Prosper’s website, there is a risk that a loan identified through an automated plan may become delinquent or default, and the estimated return and estimated loss for that loan individually, or the estimated loss or return for the plan as a whole, may not accurately reflect the actual return or loss on such loan.  If this were to occur, a lender who purchases a Note through an automated plan could pursue a claim against Prosper in connection with its representations regarding the performance of the loans bid upon through the plan.  An investor could pursue such a claim under various antifraud theories under federal and state securities law.  To date, no actions have been taken or threatened against us on this theory, however, such actions could have a material adverse effect on our business.

Item 2. Unregistered Sale of Equity Securities and Use of Proceeds.

On July 13, 2009, we commenced a public offering of up to $500,000,000 in principal amount of our Borrower Payment Dependent Notes pursuant to a Registration Statement on Form S-1 (File No. 333-147019). The offering is a continuous offering and remains ongoing. The registration statement was declared effective by the SEC on July 10, 2009.  From July 13, 2009 to May 13, 2010, we sold $17,961,468 in principal amount of Notes at 100% of their principal amount.  The Notes are offered only through our website, and there are no underwriters or underwriting discounts. As set forth in the registration statement, we have incurred estimated expenses of approximately $1,869,493 in connection with the offering, none of which are being paid by us to our directors, officers, persons owning 10% or more of any class of our equity securities or affiliates. As set forth in the prospectus for the offering, we are using the proceeds of each series of Notes to fund a borrower loan through our platform designated by the lender members purchasing such series of Notes. None of the proceeds from the Notes are paid by us to our directors, officers, persons owning 10% or more of any class of our equity securities or affiliates.

On March 15, 2010, we entered into a Note Option Agreement (the “Larsen Option Agreement”) with Christian A. Larsen, its Chairman and Chief Executive Officer as well as one of its principal stockholders, pursuant to which, Mr. Larsen granted the Company an option (the “Option”) to sell him an aggregate principal amount of up to $300,000 of unsecured Convertible Promissory Notes (the “Larsen Bridge Notes”), in $100,000 increments.  On March 22, 2010, the Company exercised the Option in full and sold to Mr. Larsen, Larsen Bridge Notes in the aggregate principal amount of $300,000.  Interest on the notes accrued at a per annum rate of 15.0%.  All principal and accrued interest under the notes were due in a single payment on April 30, 2010.  The Larsen Bridge Notes also provided, however, that if, prior to the maturity date, Prosper consummated a preferred stock financing for an aggregate purchase price of $5,000,000 or more, Mr. Larsen would have an option to have the Larsen Bridge Notes paid in full or converted into shares of the preferred stock sold pursuant to such financing at the per share purchase price for such financing.  No underwriting discounts or commissions were paid in connection with the Notes. The proceeds of the security were designated for use in the Company’s ongoing operations.  These securities were sold in reliance on the exemption from the registration requirements of the Securities Act, as set forth in Section 4(2) under the Securities Act relative to sales by an issuer not involving any public offering.

Item 3. Defaults upon Senior Securities

         Not applicable.

Item 4. Submission of Matters to a Vote of Security Holders

         Not applicable.

Item 5.  Other Information

         Not applicable.

Item 6. Exhibits.

The exhibits listed on the accompanying Exhibit Index are filed or incorporated by reference as a part of this report and such Exhibit Index is incorporated herein by reference.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Prosper Marketplace, Inc.
Date: May 14, 2010	By:	/s/ Christian A. Larsen
		Name:	Christian A. Larsen
		Title:	Chief Executive Officer (principal executive officer)

Prosper Marketplace, Inc.
Date: May 14, 2010	By:	/s/ Kirk T. Inglis
		Name:	Kirk T. Inglis
		Title:	Chief Financial Officer and Chief Operating Officer (principal financial and accounting officer)

EXHIBIT INDEX

Exhibit Number	Exhibit Description

3.1	Amended and Restated Certificate of Incorporation of the Registrant

31.1
Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.

31.2
Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, with respect to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.

32.1
Certification of Principal Executive Officer and Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, with respect to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.

Exhibit 3.1
AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

PROSPER MARKETPLACE, INC.

Prosper Marketplace, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), certifies that:

A. The name of the Corporation is Prosper Marketplace, Inc.  The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on March 22, 2005, under the name of JC Capital Solutions, Inc.  The Corporation changed its name to P2P Credit, Inc. pursuant to an amended and restated certificate of incorporation filed with the Secretary of State of the State of Delaware on April 20, 2005, to CircleOne Holdings, Inc. pursuant to an amended and restated certificate of incorporation filed with the Secretary of State of the State of Delaware on October 17, 2005 and to Prosper Marketplace, Inc. pursuant to an amended and restated certificate of incorporation filed with the Secretary of State of the State of Delaware on February 6, 2006.

B. This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, and restates, integrates and further amends the provisions of the Corporation’s Certificate of Incorporation.

C. This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware.

D. The text of the Certificate of Incorporation is amended and restated to read as set forth in EXHIBIT A attached hereto.

IN WITNESS WHEREOF, Prosper Marketplace, Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by Christian A. Larsen, a duly authorized officer of the Corporation, on April 14, 2010.

/s/ Christian A. Larsen
Christian A. Larsen
Chief Executive Officer

EXHIBIT A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

PROSPER MARKETPLACE, INC.

ARTICLE I

The name of the Corporation is Prosper Marketplace, Inc.

ARTICLE II

The purpose of this corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE III

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, 19801.  The name of the registered agent at such address is The Corporation Trust Company.

ARTICLE IV

The total number of shares of stock that the corporation shall have authority to issue is 76,209,153, consisting of 43,360,321 shares of Common Stock, $0.001 par value per share, and 32,848,832 shares of Preferred Stock, $0.001 par value per share, 4,023,999 of which are designated as “Series A Preferred Stock,” 3,310,382 of which are designated as “Series B Preferred Stock,” 2,063,558 of which are designated as “Series C Preferred Stock,” 20,340,705 of which are designated as “Series D Preferred Stock” and 3,110,188 of which are designated as “Series D-1 Preferred Stock.”

ARTICLE V

The terms and provisions of the Common Stock and Preferred Stock are as follows:

1. Definitions.  For purposes of this ARTICLE V, the following definitions shall apply:

(a) “Conversion Price” shall mean $0.7385 per share for the Series A Preferred Stock, $0.7385 per share for the Series B Preferred Stock, $0.7385 per share for the Series C Preferred Stock, $0.7385 per share for the Series D Preferred Stock and $0.1000 per share for the Series D-1 Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein).

(b) “Convertible Securities” shall mean any evidences of indebtedness, shares or other securities convertible into or exchangeable for Common Stock.

(c) “Corporation” shall mean Prosper Marketplace, Inc.

(d) “Distribution” shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of shares of the Corporation for cash or property other than: (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchase of capital stock of the Corporation in connection with the settlement of disputes with any stockholder that is approved by the Board of Directors or (iv) any other repurchase or redemption of capital stock of the Corporation approved by the holders of at least a majority of the Common and at least a majority of the Preferred Stock of the Corporation voting as separate classes, on an as-converted to Common Stock basis.

(e) “Dividend Rate” shall mean an annual rate of eight percent (8%) per share for the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock.

(f) “Liquidation Preference” shall mean $0.938 per share for the Series A Preferred Stock, $1.888 per share for the Series B Preferred Stock, $4.846 per share for the Series C Preferred Stock, $0.7385 per share for the Series D Preferred Stock and $1.00 per share for the Series D-1 Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(g) “Options” shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(h) “Original Issue Price” shall mean $0.7385 per share for the Series A Preferred Stock, $0.7385 per share for the Series B Preferred Stock, $0.7385 per share for the Series C Preferred Stock, $0.7385 per share for the Series D Preferred Stock and $0.0000001 per share for the Series D-1 Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(i) “Preferred Stock” shall mean the Series A Preferred Stock, the Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series D-1 Preferred Stock.

(j) “Recapitalization” shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

2. Dividends.

(a) Preferred Stock.  In any calendar year, the holders of outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, in an amount equal to the Dividend Rate specified

(b) for such shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock times the Liquidation Preference for such shares of Preferred Stock payable in preference and priority to any declaration or payment of any Distribution on Common Stock or Series D-1 Preferred Stock of the Corporation in such calendar year.  No Distributions shall be made with respect to the Common Stock until all declared dividends on the Preferred Stock have been paid or set aside for payment to the Preferred Stock holders.  Payment of any dividends to the holders of the Preferred Stock shall be on a pro rata, pari passu basis in proportion to the Dividend Rates and Liquidation Preferences for each series of Preferred Stock and the amount (if any) of accrued but unpaid cumulative dividends on such shares of Preferred Stock.  The right to receive dividends on shares of Series D Preferred Stock shall be cumulative from and after the date of issuance of such shares of Series D Preferred Stock.  The right to receive dividends on shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock shall not be cumulative.  Except as set forth herein, no right to such dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared or paid in any calendar year.

(c) Common Stock.  After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of Common Stock and Preferred Stock in proportion to the number of shares of Common Stock that would be held by each such holder if all shares of Preferred Stock were converted to Common Stock at the then effective conversion rate.

3. Liquidation Rights.

(a) Liquidation Preference.  In the event of any Liquidation Event (as defined below), either voluntary or involuntary, distributions shall be made in the following manner:

(i) The holders of Series D Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of the proceeds of such Liquidation Event (the “Proceeds”) to the holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D-1 Preferred Stock or Common Stock by reason of their ownership of such stock, an amount per share for each share of Series D Preferred Stock held by them equal to the sum of (A) the Liquidation Preference specified for such share of Series D Preferred Stock and (B) all declared but unpaid dividends (if any) on such share of Series D Preferred Stock.  If upon such Liquidation Event, the assets of the Corporation legally available for distribution to the holders of the Series D Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 3(a)(i), then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series D Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 3(a)(i).

(ii) After the payment or setting aside for payment to the holders of Series D Preferred Stock of the full amounts specified in 3(a)(i) above, the holders of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D-1 Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of Proceeds to the holders of Common Stock by reason of their ownership of such stock, an amount per share for each share of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D-1 Preferred Stock

(iii) held by them equal to the sum of (A) the Liquidation Preference specified for such share of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock or Series D-1 Preferred Stock and (B) all declared but unpaid dividends (if any) on such share of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock or Series D-1 Preferred Stock.  If upon such Liquidation Event, the remaining assets of the Corporation (after payment or setting aside for payment to the holders of Series D Preferred Stock of the full amounts specified in Section 3(a)(i) above) legally available for distribution are insufficient to permit the payment to the holders of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D-1 Preferred Stock of the full amounts specified in this Section 3(a)(ii), then such remaining assets shall be distributed with equal priority and pro rata among the holders of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D-1 Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 3(a)(ii).

(b) Remaining Assets.  After the payment or setting aside for payment to the holders of Series D Preferred Stock and the holders of the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D-1 Preferred Stock of the full amounts specified in Sections 3(a)(i) and 3(a)(ii) above, the entire remaining Proceeds legally available for distribution shall be distributed pro rata to the holders of Series D Preferred Stock and Common Stock in proportion to the number of shares of Common Stock held by them (assuming for this purpose that all outstanding shares of Series D Preferred Stock had been converted into shares of Common Stock at the then effective Conversion Rate (as defined below) for Series D Preferred Stock immediately prior to such Liquidation Event); provided, however, that the maximum aggregate amount per share of Series D Preferred Stock which the holders of Series D Preferred Stock shall be entitled to receive pursuant to Sections 3.1(a)(i) and 3.1(b) is three (3) times the Original Issue Price for the Series D Preferred Stock.

(c) Shares not Treated as Both Preferred Stock and Common Stock in any Distribution.  Subject to the rights of holders of Series D Preferred Stock to participate in the distribution of remaining assets as set forth in Section 3(b) above, shares of Preferred Stock shall not be entitled to be converted into shares of Common Stock in order to participate in any Distribution, or series of Distributions, as shares of Common Stock, without first foregoing participation in the Distribution, or series of Distributions, as shares of Preferred Stock.

(d) Liquidation Event.  A “Liquidation Event” shall be deemed to be occasioned by, or to include, each of the following events unless the holders of at least sixty percent (60%) of the voting power of all then outstanding shares of Preferred Stock elect otherwise by written notice sent to the Corporation at least 5 days prior to the effective date of any such event: (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction continue to retain in the same relative proportions as to each other (either by such voting securities remaining outstanding or by such voting securities being converted into voting securities of the surviving entity), as a result of shares in the Corporation held by such holders prior to such transaction, at least fifty percent (50%) of the total voting power represented by the voting

(e) securities of the Corporation or such surviving entity outstanding immediately after such transaction or series of transactions; (ii) a sale, lease, transfer, exclusive license or other conveyance (in a single transaction or series of related transactions) of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole; (iii) the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to the Corporation or to a wholly owned subsidiary of the Corporation; or (iv) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

(f) Valuation of Non-Cash Consideration.  If any Proceeds distributed to stockholders in connection with any Liquidation Event are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors, except that any publicly-traded securities to be distributed to stockholders in a Liquidation Event shall be valued as follows:

(i) Securities not subject to an investment letter:

(1) If the securities are then traded on a national securities exchange or the Nasdaq Stock Market (or a similar national quotation system), then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange or system over the twenty (20) trading day period ending five (5) trading days prior to the Distribution; or

(2) if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the twenty (20) trading day period ending five (5) trading days prior to the Distribution.

(ii) The method of valuation of securities subject to an investment letter shall be to make an appropriate discount from the market value determined as above in (i)(1), or (2) to reflect the approximate fair market value thereof, as mutually determined by this corporation and the holders of at least a majority of the voting power of all then outstanding shares of such Preferred Stock.

(iii) The foregoing methods for valuing non-cash consideration to be distributed in connection with a Liquidation Event shall, upon approval by the stockholders of the definitive agreements governing a Liquidation Event, be superseded by any determination of such value set forth in the definitive agreements governing such Liquidation Event.

In the event of a merger or other acquisition of the Corporation by another entity, the Distribution date shall be deemed to be the date such transaction closes.

4. Conversion.  The holders of the Preferred Stock shall have conversion rights as follows:

(a) Right to Convert.  Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the

(b) Corporation or any transfer agent for the Preferred Stock, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series.  (The number of shares of Common Stock into which each share of Preferred Stock of a series may be converted is hereinafter referred to as the “Conversion Rate” for each such series.)  Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in this Section 4, the Conversion Rate for such series shall be appropriately increased or decreased.

(c) Automatic Conversion.  Each share of Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Common Stock at the then effective Conversion Rate for such share (i) immediately prior to the closing of a firm commitment underwritten initial public offering with aggregate proceeds to the Corporation of at least $25,000,000 (after deducting underwriters commissions and expenses), pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the “Securities Act”), covering the offer and sale of the Corporation’s Common Stock, or (ii) upon the receipt by the Corporation of a written request for such conversion from the holders of more than sixty percent (60%) of the voting power of all then outstanding shares of Preferred Stock, or, if later, the effective date for conversion specified in such requests, provided that shares of Series D Preferred Stock shall not be automatically converted pursuant to this clause (ii) unless the holders of eighty-two percent (82%) of the outstanding shares of Series D Preferred Stock approve such conversion (each of the events referred to in (i) and (ii) are referred to herein as an “Automatic Conversion Event”).  In addition, in the event shares of Series C Preferred Stock are converted in connection with a Liquidation Event and as a result there are fewer than 1,000,000 shares of Series C Preferred Stock outstanding, each share of Series D-1 Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Common Stock at the then effective Conversion Rate for such shares.

(d) Mechanics of Conversion.  No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock.  In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors.  For such purpose, all shares of Preferred Stock held by each holder of Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash.  Before any holder of Preferred Stock shall be entitled to convert the same into full shares of Common Stock, and to receive certificates therefor, such holder shall either (A) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Preferred Stock or (B) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at such office that such holder elects to convert the same; provided, however, that on the date of an Automatic Conversion Event, the outstanding shares of Preferred Stock being thereby converted shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided further, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic Conversion Event unless either the certificates evidencing such shares of Preferred Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its

(e) transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.  On the date of the occurrence of an Automatic Conversion Event, each holder of record of shares of Preferred Stock being thereby converted shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Preferred Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Preferred Stock, or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder.

(f) Adjustments to Conversion Price for Diluting Issues.

(i) Special Definition.  For purposes of this paragraph 4(d), “Additional Shares of Common” shall mean all shares of Common Stock issued (or, pursuant to paragraph 4(d)(iii), deemed to be issued) by the Corporation after the filing of this Amended and Restated Certificate of Incorporation, other than issuances or deemed issuances of:

(1) Common Stock and options, warrants or other rights to purchase Common Stock issued to employees, officers or directors of, or consultants or advisors to the Corporation or any subsidiary pursuant to restricted stock purchase agreements, stock option plans or similar arrangements approved by the Board of Directors of the Corporation;

(2) shares of Common Stock issued upon the exercise or conversion of Options or Convertible Securities outstanding as of the date of the filing of this Amended and Restated Certificate of Incorporation;

(3) shares of Common Stock issued or issuable as a dividend or distribution on Preferred Stock in accordance with the provisions of Section 2 hereof or pursuant to any event for which adjustment is made pursuant to paragraph 4(e), 4(f) or 4(g) hereof;

(4) shares of Common Stock issued in an initial registered public offering under the Securities Act in which all Preferred Stock converts to Common Stock;

(5) shares of Common Stock issued or issuable pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided, that such issuances are approved by the Board of Directors (including a majority of the directors elected by the Series A Preferred Stock, Series B Preferred Stock and Series D Preferred Stock pursuant to Section (5)(d) of this Article V (the “Preferred Directors”));

(6) shares of Common Stock issued or issuable pursuant to a strategic transaction, other than for primarily equity financing purposes, provided, that such issuances are approved by the Board of Directors (including a majority of the Preferred Directors);

(7) shares of Common Stock issued or issuable to banks, equipment lessors or other financial institutions pursuant to a debt financing or commercial leasing

(8) transaction other than for primarily equity financing purposes approved by the Board of Directors (including a majority of the Preferred Directors);

(9) shares of Common Stock issued or issuable in connection with any settlement of any action, suit, proceeding or litigation approved by the Board of Directors (including a majority of the Preferred Directors);

(10) shares of Common Stock issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors (including a majority of the Preferred Directors);

(11) shares of Common Stock issued or issuable to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors (including a majority of the Preferred Directors);

(12) shares of Series D Preferred Stock issued pursuant to that certain Series D Preferred Stock Purchase Agreement dated on or around the date of filing of this Amended and Restated Certificate of Incorporation (the “Purchase Agreement”), and shares of Common Stock issued upon conversion thereof;

(13) shares of Series D-1 Preferred Stock issued pursuant to the Purchase Agreement, and shares of Common Stock issued upon conversion thereof; and

(14) securities deemed issued pursuant to the operation of paragraph (iii) below.

(ii) No Adjustment of Conversion Price.  No adjustment in the Conversion Price of a particular series of Preferred Stock shall be made in respect of the issuance of Additional Shares of Common unless the consideration per share (as determined pursuant to paragraph 4(d)(v)) for an Additional Share of Common issued or deemed to be issued by the Corporation is less than the Conversion Price in effect on the date of, and immediately prior to such issue, for such series of Preferred Stock.

(iii) Deemed Issue of Additional Shares of Common.  In the event the Corporation at any time or from time to time after the date of the filing of this Amended and Restated Certificate of Incorporation shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities, the conversion or exchange of such Convertible Securities or, in the case of Options for Convertible Securities, the exercise of such Options and the conversion or exchange of the underlying securities, shall be deemed to have been issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, provided that in any such case in which shares are deemed to be issued:

(iv) no further adjustment in the Conversion Price of any series of Preferred Stock shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock in connection with the exercise of such Options or conversion or exchange of such Convertible Securities;

(1) if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any change in the consideration payable to the Corporation or in the number of shares of Common Stock issuable upon the exercise, conversion or exchange thereof (other than a change pursuant to the anti-dilution provisions of such Options or Convertible Securities such as this Section 4(d) or pursuant to Recapitalization provisions of such Options or Convertible Securities such as Sections 4(e), 4(f) and 4(g) hereof), the Conversion Price of each series of Preferred Stock and any subsequent adjustments based thereon shall be recomputed to reflect such change as if such change had been in effect as of the original issue thereof (or upon the occurrence of the record date with respect thereto);

(2) no readjustment pursuant to clause (2) above shall have the effect of increasing the Conversion Price of a series of Preferred Stock to an amount above the Conversion Price that would have resulted from any other issuances of Additional Shares of Common and any other adjustments provided for herein between the original adjustment date and such readjustment date;

(3) upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Conversion Price of each Series of Preferred Stock computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto) and any subsequent adjustments based thereon shall, upon such expiration, be recomputed as if:

(a) in the case of Convertible Securities or Options for Common Stock, the only Additional Shares of Common issued were the shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Corporation for the issue of such exercised Options plus the consideration actually received by the Corporation upon such exercise or for the issue of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the Corporation upon such conversion or exchange; and

(b) in the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Corporation for the Additional Shares of Common deemed to have been then issued was the consideration actually received by the Corporation for the issue of such exercised Options, plus the consideration deemed to have been received by the Corporation (determined pursuant to Section 4(d)(v)) upon the issue of the Convertible Securities with respect to which such Options were actually exercised; and

(4) if such record date shall have been fixed and such Options or Convertible Securities are not issued on the date fixed therefor, the adjustment previously made in

(5) the Conversion Price which became effective on such record date shall be canceled as of the close of business on such record date, and thereafter the Conversion Price shall be adjusted pursuant to this paragraph 4(d)(iii) as of the actual date of their issuance.

(v) Adjustment of Conversion Price Upon Issuance of Additional Shares of Common.  In the event this Corporation shall issue Additional Shares of Common (including Additional Shares of Common deemed to be issued pursuant to paragraph 4(d)(iii)) without consideration or for a consideration per share less than the applicable Conversion Price of a series of Preferred Stock in effect on the date of and immediately prior to such issue, then, the Conversion Price of the affected series of Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of shares which the aggregate consideration received by the Corporation for the total number of Additional Shares of Common so issued would purchase at such Conversion Price, and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of such Additional Shares of Common so issued.  Notwithstanding the foregoing, the Conversion Price shall not be reduced at such time if the amount of such reduction would be less than $0.01, but any such amount shall be carried forward, and a reduction will be made with respect to such amount at the time of, and together with, any subsequent reduction which, together with such amount and any other amounts so carried forward, equal $0.01 or more in the aggregate.  For the purposes of this Subsection 4(d)(iv), all shares of Common Stock issuable upon conversion of all outstanding shares of Preferred Stock and the exercise and/or conversion of any other outstanding Convertible Securities and all outstanding Options shall be deemed to be outstanding.

(vi) Determination of Consideration.  For purposes of this Subsection 4(d), the consideration received by the Corporation for the issue (or deemed issue) of any Additional Shares of Common shall be computed as follows:

(1) Cash and Property.  Such consideration shall:

(a) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with such issuance;

(b) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(c) in the event Additional Shares of Common are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (a) and (b) above, as reasonably determined in good faith by the Board of Directors.

(d) Options and Convertible Securities.  The consideration per share received by the Corporation for Additional Shares of Common deemed to have been issued pursuant to paragraph 4(d)(iii) shall be determined by dividing

(x)           the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities by

(y)           the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

(g) Adjustments for Subdivisions or Combinations of Common Stock.  In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased.  In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Prices in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(h) Adjustments for Subdivisions or Combinations of Preferred Stock.  In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased.  In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(i) Adjustments for Reclassification, Exchange and Substitution.  Subject to Section 3 above (“Liquidation Rights”), if the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive each holder of such Preferred Stock shall have the right thereafter to convert such shares of Preferred

(j) Stock into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of such series of Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(k) Certificate as to Adjustments.  Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based.  The Corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Preferred Stock.

(l) Waiver of Adjustment of Conversion Price.  Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of any series of Preferred Stock may be waived by the consent or vote of the holders of at least a majority of the outstanding shares of such series either before or after the issuance causing the adjustment.  Any such waiver shall bind all future holders of shares of such series of Preferred Stock.

(m) Reservation of Stock Issuable Upon Conversion.  The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

5. Voting.

(a) Restricted Class Voting.  Except as otherwise expressly provided herein or as required by law, the holders of Preferred Stock and the holders of Common Stock shall vote together and not as separate classes.

(b) No Series Voting.  Other than as provided herein or required by law, there shall be no series voting.

(c) Preferred Stock.  Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date.  The holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled

(d) to vote.  Holders of Preferred Stock shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation.  Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted), shall be disregarded.

(e) Election of Directors.  So long as at least 1,000,000 shares (as adjusted for Recapitalizations) of Series A Preferred Stock remains outstanding, the holders of shares of Series A Preferred Stock, voting as a separate class, shall be entitled to elect two (2) members of the Corporation’s Board of Directors at each meeting or pursuant to each consent of the Corporation’s stockholders for the election of directors.  So long as at least 1,000,000 shares (as adjusted for Recapitalizations) of Series B Preferred Stock remains outstanding, the holders of shares of Series B Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of the Corporation’s Board of Directors at each meeting or pursuant to each consent of the Corporation’s stockholders for the election of directors.  So long as at least 1,000,000 shares (as adjusted for Recapitalizations) of Series D Preferred Stock remains outstanding, the holders of shares of Series D Preferred Stock, voting as a separate class, shall be entitled to elect one (1) member of the Corporation’s Board of Directors at each meeting or pursuant to each consent of the Corporation’s stockholders for the election of directors.  The holders of Common Stock, voting as a separate class, shall be entitled to elect two (2) members of the Corporation’s Board of Directors at each meeting or pursuant to each consent of the Corporation’s stockholders for the election of directors.  Any additional members of the Corporation’s Board of Directors shall be elected by the holders of Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, voting together as a single class.  If a vacancy on the Board of Directors is to be filled by the Board of Directors, only directors elected by the same class or classes of stockholders as those who would be entitled to vote to fill such vacancy shall vote to fill such vacancy.

(f) Adjustment in Authorized Common Stock.  Notwithstanding the provisions of Section 242(b)(2) of the General Corporation Law of the State of Delaware to the contrary, the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares of Common Stock then outstanding) by an affirmative vote of the holders of a majority of the votes applicable to the then outstanding stock of the Corporation.

(g) Common Stock.  Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held.

6. Amendments and Changes.  As long as at least 1,000,000 shares (as adjusted for Recapitalizations) of the Preferred Stock shall be issued and outstanding, the Corporation shall not (by amendment, consolidation, merger or otherwise), without first obtaining (in addition to any other vote required by law or the Certificate of Incorporation) the approval by vote or written consent as provided by law of the holders of at least a majority of the voting power of all then outstanding shares of Preferred Stock:

(a) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation, whether by merger or otherwise, if such action would adversely alter the

(b) rights, preferences, privileges or powers of, or restrictions provided for the benefit of the Preferred Stock or any series thereof;

(c) increase or decrease (other than for decreases resulting from conversion of the Preferred Stock) the authorized number of shares of Common Stock or Preferred Stock or any series thereof;

(d) authorize or create (by reclassification, merger or otherwise), or permit any subsidiary to authorize or create, any new class or series of shares having rights, preferences or privileges with respect to dividends, redemption or payments upon liquidation senior to or on a parity with any series of Preferred Stock or having voting rights other than those granted to the Preferred Stock generally;

(e) take any action, or permit any subsidiary to take any action, resulting in the repurchase or redemption of shares of Common Stock or Preferred Stock, other than the repurchase of shares of Common Stock or Preferred Stock issued to or held by employees, officers, directors or consultants of or to the Corporation or any of its subsidiaries upon termination of their employment or services approved by the Board of Directors or pursuant to agreements providing for the right of such repurchase between the Corporation and such persons;

(f) consummate a Liquidation Event;

(g) declare or pay, or permit any subsidiary to declare or pay, any Distribution with respect to the Preferred Stock or Common Stock of the Corporation or the capital stock of any subsidiary, unless such Distribution is made to the Corporation or any of its wholly owned subsidiaries;

(h) take any action resulting in the increase or decrease of the authorized size of the Board of Directors;

(i) create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) all or substantially all of the assets of such subsidiary, unless such sale, transfer, license or disposal is to the Corporation or any of its wholly owned subsidiaries; or

(j) amend this Section 6.

7. Redemption.  The Preferred Stock is not redeemable.

8. Notices.  Any notice required by the provisions of this ARTICLE V to be given to the holders of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder’s address appearing on the books of the Corporation.

9.

The Corporation is to have perpetual existence.

ARTICLE VI

Elections of directors need not be by written ballot unless a stockholder demands election by written ballot at the meeting and before voting begins or unless the Bylaws of the Corporation shall so provide.

ARTICLE VII

Unless otherwise set forth herein, the number of directors which constitute the Board of Directors of the Corporation shall be designated in the Bylaws of the Corporation.

ARTICLE VIII

Except as set forth herein, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

ARTICLE IX

1. To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director.

2. The Corporation may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer or employee of the Corporation or any predecessor of the Corporation or serves or served at any other enterprise as a director, officer or employee at the request of the Corporation or any predecessor to the Corporation.

3. Neither any amendment nor repeal of this ARTICLE X, nor the adoption of any provision of this Corporation’s Certificate of Incorporation inconsistent with this ARTICLE X, shall eliminate or reduce the effect of this ARTICLE X, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this ARTICLE X, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE X

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide.  The books of the Corporation may be kept (subject to any provision contained in the statutes) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

In the event that any member of the Corporation’s Board of Directors who is not an employee of the Corporation, including any member of the Board of Directors who is also a partner or employee of an entity that is a holder of Preferred Stock (or Common Stock issued upon conversion thereof) and that is in the business of investing and reinvesting in other entities, or an employee of an entity that manages such an entity (each, a “Fund”), acquires knowledge of a potential transaction or other matter other than directly in connection with such individual’s service as a member of the Board of Directors (including, if applicable, in such individual’s capacity as a partner or employee of the Fund or the manager or general partner of a Fund) that may be an opportunity of interest for both the Corporation and such individual or Fund (a “Corporate Opportunity”), then, provided, that such director has acted in good faith, the Corporation: (i) renounces any interest or expectancy that such director or Fund offer an opportunity to participate in such Corporate Opportunity to the Corporation, and (ii) to the fullest extent permitted by law, waives any claim that such opportunity constituted a Corporate Opportunity that should have been presented by such director or Fund to the Corporation or any of its affiliates.

Exhibit 31.1

Certification

I, Christian A. Larsen, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Prosper Marketplace, Inc;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)
 All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

	b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting

Date: May 14, 2010	/s/ Christian A. Larsen
Christian A. Larsen
Chief Executive Officer (principal executive officer)

Exhibit 31.2

Certification

I, Kirk T. Inglis, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q of Prosper Marketplace, Inc;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)
 All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

	b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting

Date: May 14, 2010	/s/ Kirk T. Inglis
Kirk T. Inglis
Chief Financial Officer and Chief Operating Officer (principal financial and accounting officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Prosper Marketplace, Inc. (the “Company”) on Form 10-Q for the quarter ended March 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned officers of the Company certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to such officer’s knowledge:

1.	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 14, 2010	/s/Christian A. Larsen
Christian A. Larsen
Chief Executive Officer (principal executive officer)

/s/Kirk T. Inglis
Kirk T. Inglis
Chief Financial Officer and Chief Operating Officer (principal financial and accounting officer)